ITEM 5.             OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

ArcelorMittal is the world’s largest and most global steel producer and a significant producer of iron ore and coal, with production of 91.2 million tonnes of crude steel and, from own mines and strategic contracts, 70.1 million tonnes of iron ore and 8.84 million tonnes of coal in 2013. ArcelorMittal had sales of $79.4 billion and steel shipments of 82.6 million tonnes for the year ended December 31, 2013. ArcelorMittal is the largest steel producer in North and South America, Europe and Africa, a significant steel producer in the CIS and has a smaller but growing presence in Asia. As of December 31, 2013, ArcelorMittal had approximately 232,000 employees.

ArcelorMittal produces a broad range of high-quality finished and semi-finished steel products. Specifically, ArcelorMittal produces flat products, including sheet and plate, and long products, including bars, rods and structural shapes. It also produces pipes and tubes for various applications. ArcelorMittal sells its products primarily in local markets and to a diverse range of customers in over 170 countries, including the automotive, appliance, engineering, construction and machinery industries. ArcelorMittal’s mining operations produce iron ore and coal for consumption at its steel-making facilities and also for sale commercially outside the Group.

Key Factors Affecting Results of Operations

The steel industry, and the iron ore and coal mining industries, which provide its principal raw materials, have historically been highly cyclical and significantly affected by general economic conditions, as well as worldwide production capacity and fluctuations in steel imports/exports and tariffs. In particular, this is due to the cyclical nature of the automotive, construction, machinery and equipment and transportation industries that are the principal customers of steel.  After a period of continuous growth between 2004 and 2008, the sharp fall in demand resulting from the global economic crisis demonstrated the steel market’s vulnerability to volatility and sharp corrections. The last quarter of 2008 and the first half of 2009 were characterized by a deep slump in demand, as consumers used up existing inventories rather than buying new stock. The iron ore and steel market began a gradual recovery in the second half of 2009 that continued in most countries through 2010 and in the first three quarters of 2011, in line with global economic activity. The subsequent onset of the Eurozone crisis and significant destocking caused demand to weaken during the fourth quarter of 2011. Similarly, 2012 was again characterized by early optimism and restocking but contraction in Europe and a slowdown in China caused iron ore prices to fall as did then both steel prices and margins.  Global steel demand outside of China was subsequently impacted by more destocking, and, for the first time since 2009, global ex-China steel demand is estimated to have experienced a decline year-on-year during the fourth quarter of 2012.  In Europe, after a significant decline in steel demand during 2012, there was continued weakness in demand, particularly in the first half of 2013, which led to a further, albeit mild, decrease in demand in 2013 to levels more than 30% below the 2007 peak.  Steel demand in North America also declined slightly in 2013, compared to the robust level of demand experienced during 2012, reflecting a weaker first half of the year and a strong second half due to stronger underlying demand and a turning of the inventory cycle.  In comparison, demand in China has experienced different dynamics, with a slowdown in demand taking place in the first half of 2012 in response to policy tightening directed principally toward the real estate market. This was followed by a significant increase in demand beginning in the fourth quarter of 2012 that continued through 2013 as a result of an acceleration in infrastructure approvals and an increase in newly started construction.  Despite some renewed weakness in demand during the fourth quarter of 2013, China experienced a 6.9% increase in steel demand in 2013 and was largely responsible for the overall 3.5% increase in global steel demand in 2013.  Global ex-China demand grew 0.7% year-on-year in 2013.

ArcelorMittal’s sales are predominantly derived from the sale of flat steel products, long steel products, and tubular products as well as of iron ore and coal. Prices of steel products, iron ore and coal, in general, are sensitive to changes in worldwide and regional demand, which, in turn, are affected by worldwide and country-specific economic conditions and available production capacity.

Unlike many commodities, steel is not completely fungible due to wide differences in shape, chemical composition, quality, specifications and application, all of which impact sales prices. Accordingly, there is still limited exchange trading of steel or uniform pricing, whereas there is increasing trading of steel raw materials, particularly iron ore. Commodity spot prices may vary, and therefore sales prices from exports fluctuate as a function of the worldwide balance of supply and demand at the time sales are made. ArcelorMittal’s sales are made on the basis of shorter-term purchase orders as well as some longer-term contracts to some industrial customers, particularly in the automotive industry. Sales of iron ore to external parties continued to increase in 2013, rising to 11.6 million tonnes for the year, with sales growing through the year to 14.6 million tonnes annualized during the second half of 2013. A further 23.5 million tonnes (24.8 million tonnes annualized during the second half of 2013) of ore was sold internally to ArcelorMittal steel units at market price. Steel price surcharges are often implemented on steel sold pursuant to long-term contracts in order to recover increases in input costs. However, spot market steel, iron ore and coal prices and short-term contracts are more driven by market conditions.

One of the principal factors affecting the Company’s operating profitability is the relationship between raw material prices and steel selling prices. Profitability depends in part on the extent to which steel selling prices exceed raw material prices, and, in particular, the extent to which changes in raw material prices are passed through to steel selling prices. Complicating factors include the extent of the time lag between (a) the raw material price change and the steel selling price change and (b) the date of the raw material purchase and the actual sale of the steel product in which the raw material was used (average cost basis). In recent periods, steel selling prices have tended to react quickly to changes in raw material prices, due in part to the tendency of distributors to increase purchases of steel products early in a rising cycle of raw material prices and to hold back from purchasing as raw material prices decline. With respect to (b), as average cost basis is used to determine the cost of the raw materials incorporated, inventories must first be worked through before a decrease in raw material prices translates into decreased operating costs.  In several of ArcelorMittal’s segments, in particular NAFTA, Brazil and Europe, there are several months between raw material purchases and sales of steel products incorporating those materials.  Although this lag has been reduced recently by changes to the timing of pricing adjustments in iron ore contracts, it cannot be eliminated and exposes these segments’ margins to changes in steel selling prices in the interim (known as a “price-cost squeeze”). In addition, as occurred for example in the fourth quarter of 2008, the first half of 2009, the third quarter of 2012 and the second quarter of 2013, decreases in steel prices may outstrip decreases in raw material costs in absolute terms.

Given this overall dynamic, the Company’s operating profitability has been particularly sensitive to fluctuations in raw material prices, which have become more volatile since the iron ore industry moved away from annual benchmark pricing to quarterly pricing in 2010. In the second half of 2009 and the first half of 2010, steel selling prices followed raw material prices higher, resulting in higher operating income as the Company benefitted from higher prices while still working through relatively lower-cost raw materials inventories acquired in 2009. This was followed by a price-cost squeeze in the second half of 2010, as steel prices retreated but the Company continued to work through higher-priced raw material stocks acquired during the first half of the year. Iron ore prices were relatively stable during the first nine months of 2011 but then fell over 30% in three weeks in October 2011 and resulted directly in a significant fall in steel prices, even though lower raw material prices had yet to feed into operating costs. Similarly, during 2012, iron ore prices averaged over $140 per tonne CFR China during the first half of the year, with prices then falling below $90 per tonne by early September 2012.  Iron ore prices rebounded to average over $150 per tonne during January and February 2013 supporting both steel prices and demand, only to fall back to average $115 per tonne in June 2013. Prices remained relatively stable at just over $130 during the second half of 2013. If iron ore and metallurgical coal markets continue to be volatile with steel prices following suit, overhangs of previously-acquired raw material inventories will continue to produce more volatile margins and operating results quarter-to-quarter. With respect to iron ore and coal supply, ArcelorMittal’s growth strategy in the mining business is an important natural hedge against raw material price volatility. Volatility on steel margins aside, the results of the Company’s mining segment are also directly impacted by iron ore prices, of which the absolute level was slightly stronger in 2013 than 2012, but still below the high levels seen during 2011. As the mining segment’s production and external sales grow, the Company’s exposure to the impact of iron ore price fluctuations also increases. This means, among other things, that any significant slowdown of Chinese steel demand could have a significant negative impact on iron ore selling prices over the next few years.

Economic Environment[1]

More than four years after the 2008/2009 global recession ended, the global recovery is far from robust.  Global growth remains below pre-crisis levels and much weaker than during the rebound that took place in 2010 and 2011. Although expansion is still fragile, the likelihood of another global recession has diminished sharply. Conditions in the Euro-zone remain challenging, but economic growth has returned and, in the United States, improving labor and housing markets are indicative of the growing economic momentum.  While global GDP growth improved in the second half of 2013, the weak first half meant overall 2013 growth slowed to an estimated 2.5%, from 2.6% in 2012.

In the second half of 2013, global GDP is estimated to have grown by 2.8% year-on-year, greater than the 2.1% year-on-year growth in the first half, as the Euro-zone crisis abated and developed economies outside the EU28 continued to grow. Japanese GDP is estimated to have grown by 2.7% year-on-year during the second half of 2013, as compared to growing only 0.6% in the first half of 2013, supported in part by the Prime Minister Shinzo Abe’s economic stimulus policies.

In the United States, underlying economic fundamentals were positive throughout most of 2013, with estimated GDP growth of 1.9%, albeit down from 2.7% in 2012. The onset of the U.S. government sequester and the debt ceiling debate increased uncertainty and dampened consumer spending at the start of  2013, but the economy performed particularly well toward the end of  2013, with strong growth  in consumer spending and business investment. On average, over 195,000 net new jobs were created per month in 2013, with the October government shutdown having had little impact on private sector employment or spending, demonstrating the resilience of the U.S. economy. Weaker labor force participation helped to further accelerate the decline in the U.S. unemployment rate, which fell to 6.7% at the end of 2013, from 7.9% at the end of 2012. Also, as households came to the end of post-2008 deleveraging, car sales rose strongly with sales almost back to 2007 levels, and expected to grow further in 2014.  Both residential sales and construction also rebounded in 2013 and continue to grow robustly. The recent confidence in the U.S. economy and the expected pick-up in growth during 2014 led the Federal Reserve to begin slowly tapering its $85 billion monthly asset purchases as part of its quantitative easing programme (QE3) in December 2013.

[1] GDP and industrial production data and estimates sourced from IHS Global Insight January 15, 2014.

The Euro-zone economy showed signs of improvement in 2013. After contracting for six consecutive quarters, Euro-zone GDP grew by 0.3% quarter-on-quarter in the second quarter of 2013, supported by improving business and consumer confidence. While debt sustainability still remains an issue, a major reason behind the improvement in confidence has been the European Central Bank’s Outright Monetary Transactions (“OMT”) program and resultant decline in sovereign bond yields, which has reduced fears of Euro-zone dissolution. However, in 2013, Euro-zone unemployment reached 12% and youth unemployment exceeded 50% in parts of Southern Europe. Combined with muted Euro-zone wage growth, this kept pressure on consumers’ spending power, leading to an inconsistent recovery. Growth subsequently moderated to 0.1% in the third quarter of 2013. Bank lending has been continuously declining for almost two years, particularly in Southern Europe where lending rates are higher and Small-Medium Enterprises (SME’s) rely on bank credit for over 80% of their funding. Northern Europe had a more positive year with unemployment reducing and increasing investment in both Austria and Germany, with both countries estimated to have grown year-on-year in 2013. However, Southern European vulnerabilities remained in 2013, with slow implementation of reforms and high and potentially unsustainable levels of private and/or public debts leading to declining GDP growth in Greece, Italy, Portugal and Spain. Overall, while Euro-zone GDP is estimated to have declined by 0.4% in 2013 growth is generally expected to resume in 2014, supported by rising consumer and business confidence, as evidenced by the 0.3% quarter-on-quarter growth in GDP estimated during the fourth quarter of 2013,  led by a rebound in manufacturing output. Construction is still lagging behind the nascent recovery in manufacturing, with output in the Euro-zone still down year-on-year during the fourth quarter of 2013, despite experiencing growth in Germany.  However, the outlook is improving, with the Markit Construction Purchasing Managers Index having risen to nearly 50 in December 2013 and positive signs in some major markets, including, in particular, Poland, Germany and the United Kingdom. The Economies of the European Union (EU28) had a better year with 2013 GDP growth estimated at 0.1% year-on-year up from a decline of 0.3% in 2012, led by stronger growth in the UK (2013 growth estimated at 1.8% year on year).

As conditions have improved in the developed world, capital flows have retreated from emerging markets, leaving many of them exposed to a familiar set of problems: over-lending, high inflation and too few economic reforms. The larger emerging markets in particular (India, Brazil and Russia) continued to disappoint in 2013 as currency volatility, weak manufacturing sectors and failure to implement structural reforms when their economies were buoyant, continued to drag on already weaker growth. Chinese economic growth strengthened during the second half of 2013, led by another government mini-stimulus early in the year, together with a rise in credit growth (which peaked in the first quarter) and a rebound in the property market. The government aims to slow credit expansion and implement reforms to reduce shadow banking activities, which caused interbank rates to rise more recently. The economy is slowly rebalancing away from investment-led to consumer-driven growth, with 2013 GDP growth of 7.7% remaining unchanged from 2012.

In line with economic growth, OECD industrial production improved in the second half of 2013, increasing by an estimated 1.8% year-on-year, compared to a contraction of 0.4% year-on-year in the first half of 2013. The increase in output in the developed world reflected growing signs that the recovery is gaining momentum as global growth shifted away from emerging markets towards the developed world in the second half of 2013.  At the same time, industrial output growth in non-OECD countries is estimated at 4.6% year-on-year in the second half of 2013, compared to 3.8% in the first half of 2013.

Despite strong steel production growth in China, lower real demand for steel elsewhere reduced demand for raw materials, pushing prices for iron ore and coal down in the second quarter of 2013. This impact is amplified as changes in raw material prices feed back into demand for steel as both end-users and stockists destock. This caused global ex-China apparent steel consumption (“ASC”) to decline marginally during the first half of 2013. Overall, apparent steel consumption during the first half of 2013 is estimated to have been down over 5% year-on-year in both EU28 and the United States, the difference being that in Europe this followed a dramatic 9.5% fall during 2012, compared to a 7.5% rise in the United States in 2012. During the second half of 2013, steel demand in both the United States and EU28 rebounded, with strong year-on-year growth, particularly during the fourth quarter of 2013, supported by steel product restocking, compared to destocking seen during the same quarter last year. After both regions saw slight declines in demand in 2013, demand is expected to grow during 2014 helped by stronger economic growth and relatively low steel inventories. In comparison, Chinese ASC actually accelerated during the first half of 2013 to approximately 7% year-on-year, following growth of under 3% in 2012. Chinese demand continued to be strong during the second half of 2013, but began to weaken in the fourth quarter due to lack of finance impacting traders’ ability to hold inventories and pressure to stem production due to environmental concerns. Overall Chinese steel demand grew by 6.9% during 2013, but a slowdown in the real estate market and weaker infrastructure investment growth is likely to lead to slower growth in steel demand during 2014.

Steel Production[2]

World crude steel production, which had bottomed in 2009 at 1.2 billion tonnes, recovered to just over 1.4 billion tonnes for the year 2010 (+15.8% year-on-year ) and rose in excess of 1.5 billion tonnes in 2011 (+7.3% year-on-year). There was a further rise to 1.56 billion tonnes in 2012 and 1.62 billion tonnes in 2013, driven by Chinese growth.

[2]Global production data is for all countries for which production data is collected by the Worldsteel. This includes 66 countries for which monthly production data is available and other countries for which only annual data is collected.

Steel output in China set another record in 2013, reaching 786 million tonnes (+7.5% higher than 2012), although output was slightly weaker during the second half of 2013 due to softening demand conditions. In the first half of 2013, Chinese output growth was also supported by the strength of the real estate and construction sectors and by rising steel exports, up 11.7% year-on-year.  Chinese output as a share of global production rose to a record 48.6% in 2013, up from 46.9% in 2012.

Global production outside of China in 2013 increased 0.1% year-on-year to 830 million tonnes compared to 828 million tonnes produced in 2012. This was mainly due to stronger production in Asia outside China, particularly in Japan, where output increased by 3.3% year-on-year to 111 million tonnes, and in India, which recorded a 2.4% rise in production to 79 million tonnes. African output was also up 4.6% year-on-year to 16 million tonnes. In the EU, the rate of decline in output slowed in 2013, reflecting a bottoming of economic activity and production fell by 1.7% to 166 million tonnes in 2013, compared to a 5.1% decline in 2012. Production decreased marginally in South America, decreasing 0.8% year-on-year to 46 million tonnes; in South Korea, decreasing 4.4% year-on-year to 66 million tonnes; and in CIS, decreasing 1.8% year-on-year 109 million tonnes. The NAFTA region experienced a decrease of 2.0% year-on-year to 118 million tonnes mainly due to a 2.0% decline in production in the United States. However, in the United States and Europe, year-on-year growth in production over the second half of 2013 was a strong rebound from negative growth over the first half of the year.

Despite the global increase in production during 2013 led by growth in Chinese production, global output outside China remained below the pre-crisis peak of 858 million tonnes recorded in 2007. Indeed the only regions to have grown in comparison to 2007 are the Middle East (60.2%) and Asia ex-China (12.8%), whereas output is down 10.2% in the NAFTA region, 21.1% in EU27, 4.6% in South America, 12.3% in CIS and 14.1% in Africa.

Steel Prices[3]

Steel prices in Europe, previously flat, steadily improved during the first quarter of 2013, with spot hot rolled coil (“HRC”) reaching €490-510 per tonne, up from the €480-495 per tonne in December 2012.  In the United States, the steel market experienced a seasonal slowdown in activity at the end of 2012, resulting in prices declining to $680 per tonne in January 2013, from a peak of $715 per tonne in November 2012. Domestic steel producers made several attempts to restore prices to $715 per tonne for HRC, with very limited success during the first quarter of 2013. During the second quarter of 2013, demand remained weak in Europe, and prices softened across the region.  Spot HRC reached €430-450 per tonne. In the United States, scrap #1 Busheling declined during the second quarter of 2013, which weakened market sentiment and spot HRC price decreased to $650 per tonne in April; the low of $630 per tonne was reached in May. Firm automobile and strong construction fundamentals in combination with some domestic production disruptions led prices to spike in June 2013, reaching over $680 per tonne.

In the second half of 2013, Europe HRC prices remained generally low due to weak buyer sentiment, strong domestic competition and low import offer prices. The highest price level was achieved in September 2013 at €455-465 per tonne. Various attempts to increase prices were made by European domestic steel producers during the fourth quarter of 2013 with little success. In December 2013 HRC was at €445-455 per tonne and, despite a strong euro/U.S. dollar exchange rate, imports remained at relatively low levels.  In the United States, the price trend held upwards in both the third and fourth quarters of 2013, supported by a good level of demand and low level of inventories. Scrap #1 Busheling in November 2013 increased by $30/GT giving a new push to HRC prices that reached $740-750 per tonne before the end of the year.

In China, 2012 ended with an optimistic mood and the leading Chinese mills announcing price increases for January 2013. This was supported by an upward trend in raw material prices driven by strong restocking and stronger industrial production growth and sentiment. However, after reaching a peak in February 2013, domestic HRC prices in China softened continuously through the second quarter of 2013. Prices recovered slightly during the third quarter reaching the peak in August at $500-510 per tonne vat excluded, and fluctuated down towards the year end, with prices in December 2013 at $490-495 per tonne vat excluded. Export offers in South East Asia region achieved the peak of the year in February 2013 with HRC at $620-640 CFR per tonne and fluctuated during the second half of 2013 around the level of $550 per tonne CFR with excess of supply from China and CIS.

For construction related long products, downward pressure continued in the first half of 2013 due to depressed demand in Europe. From the January peak of €505-535 per tonne, rebar prices ended the first quarter of 2013 at €470-510 per tonne and continued to deteriorate, reaching €460-480 per tonne in June 2013. Similarly, medium sections peaked in January 2013 at €600-650 per tonne and dropped to €570-590 per tonne by end of the first quarter of 2013 and to €540-550 per tonne in June 2013. In the second half of 2013, prices reached the lowest level of the year in July due to summer slowdown, before improving in September and remaining stable towards the year-end supported by steady, though not buoyant, demand and underpinned by firm scrap prices. Rebar in September 2013 was at €480-490 per tonne, up €35 versus the level in July and medium sections at €550-560 per tonne, +€20 versus July, with prices remaining stable until year-end 2013.

In Turkey, imported scrap prices remained firm during the first quarter of 2013 at around $400 CFR, up from $385-395 CFR in December 2012, but then suffered a sharp drop towards the end of the second quarter of 2013, to $340-345 per tonne CFR in June,

[3] Source: Steel Business Briefing (SBB)

which translated into lower finished product prices in the Mediterranean region. The Turkish rebar export price ended 2012 at $585-595 per tonne Free on Board (“FOB”), and followed scrap price evolution during first quarter of 2013, ranging between $600-610 per tonne FOB. At the end of the second quarter of 2013, Turkish rebar export price was at $565-570 FOB, down from $600-605 per tonne FOB in March, in line with the scrap price trend. During the second half of 2013 imported scrap prices followed an upward trend to reach $400 CFR per tonne in December. Turkish rebar export prices followed a similar trend during the third quarter and the first half of the fourth quarter, but then experienced strong price pressure at year-end due to lack of demand with sentiment impacted by the threat of anti-dumping trade cases in Colombia and the United States against Turkey. The Turkish rebar export price in December 2013 was at $575-585 per tonne FOB versus imported scrap price at $400 per tonne CFR.

For industrial long products, like quality wire rods and bars, prices steadily improved throughout the first quarter of 2013 as compared to the fourth quarter of 2012, on the back of higher costs. However, prices decreased at the end of the second quarter of 2013 and remained weak throughout the year.

Current and Anticipated Trends in Steel Production and Prices

Steel production improved during the second half of 2013, with year-on-year growth in ArcelorMittal’s major markets of EU28 and NAFTA.  ArcelorMittal expects steel production to increase further during the first half of 2014, not only due to seasonality but also in comparison to the year-on-year declines of production observed during the first half of 2013. In Europe, with the expected return of economic growth and the expected gradual recovery in the steel consuming sectors, steel production is considered likely to grow during 2014. In 2013, United States steel production was negatively affected by the sequester and destocking, leading to the first decline in production since 2009. U.S. steel production is, however, considered likely to show strong year-over-year growth from the low levels seen during the first half of 2013 as stockists begin to re-stock from low inventory levels at year-end 2013 and as U.S. non-residential construction begins to grow following on from the strong growth in residential construction during 2013. Supported by the improved performance of the United States and EU28, World ex-China steel production is also expected to see stronger year-on-year growth in 2014, particularly during the first half of the year, compared to the weaker previous year. Chinese production, on the other hand, is expected to slow down from the strong growth (7.5% year-on-year) observed during 2013, in line with the expected slowdown in domestic demand growth.

Steel margins are likely to be supported by current low inventory levels and the expected rebound in world ex-China steel demand growth during 2014. Ultimately steel prices will depend on the strength of underlying raw material prices, which are a function of both the demand and supply of each commodity. Any significant slowdown in steel demand due to deterioration in the debt sustainability of Euro-zone nations or a hard landing in China would dampen raw material prices, eventually impacting steel prices globally.

Raw Materials

The primary raw material inputs for a steelmaker are iron ore, solid fuels, metallics (e.g., scrap), alloys, electricity, natural gas and base metals. ArcelorMittal is exposed to price volatility in each of these raw materials with respect to its purchases in the spot market and under its long-term supply contracts. In the longer term, demand for raw materials is expected to continue to correlate closely with the steel market, with prices fluctuating according to supply and demand dynamics. Since most of the minerals used in the steel-making process are finite resources, they may also rise in response to any perceived scarcity of remaining accessible supplies, combined with the evolution of the pipeline of new exploration projects to replace depleted resources.

As with other commodities, the spot market prices for most raw materials used in the production of steel saw their recent lows during the global financial crisis of 2008/2009, but have since recovered with a greater degree of volatility. The main driver for the rise in input prices has been robust demand from China, the world’s largest steel producing country.  For example, in 2010/2011, iron ore reached high levels well above $100 per tonne (e.g. $193 on February 15-16, 2011) due to a lag in additional seaborne supply compared to increased demand for iron ore on the seaborne market, with high cost domestic iron ore in China filling the demand gap.

Until the 2008-2009 market downturn, ArcelorMittal had largely been able to reflect raw material price increases in its steel selling prices. However, from 2009 onwards, ArcelorMittal has not been able to fully pass raw materials cost increases onto customers as its steel markets are structurally oversupplied and fragmented. This has resulted in a partial decoupling of raw material costs (mainly driven by Asian market demand) from steel selling prices achieved in the European market, and consequently increased risk of margin squeeze.

Until the 2010 changes in raw materials pricing systems described below, benchmark prices for iron ore and coal in long-term supply contracts were set annually, and some of these contracts contained volume commitments. In the second quarter of 2010, the traditional annual benchmark pricing mechanism was abandoned for iron ore, with the big three iron ore suppliers (Vale, Rio Tinto and BHP Billiton) adopting a quarterly index-based pricing model. The model introduced in 2010, which operates on the basis of the average spot price for iron ore supplied to China, quoted in a regularly published iron ore index, has since been adopted by most other suppliers. The price trend as well as pricing mechanism for coking coal has followed a similar trend, with the annual benchmark pricing system having been replaced by a quarterly pricing system in the second quarter of 2010 and with a monthly pricing system introduced by BHP Billiton for coal from Australia in 2011. Following this transition to shorter-term pricing mechanisms that are either based on or influenced by spot prices for iron ore and coking coal imports to China, price dynamics generally have experienced shorter cycles and greater volatility. Pricing cycles were further shortened in 2012 as high volatility of prices continued. In 2012, quarterly and monthly pricing systems were the main types of contract pricing mechanisms, but spot purchases also gained a greater share of pricing mechanisms as steelmakers developed strategies to benefit from increasing spot market liquidity and volatility. In 2013, the trend toward shorter-term pricing cycles continued, with spot purchases further increasing their share of pricing mechanisms.

Iron Ore

Chinese demand in the seaborne iron ore market supported high spot iron ore prices during the first three quarters of 2011, within the range of $160 to $190 per tonne CFR China, before dropping and stabilizing at $140 per tonne CFR China in the fourth quarter of 2011. At $168 per tonne CFR China, the average price for 2011 was 14.2% higher than in 2010 ($147 per tonne CFR China). However, the spot iron ore price closed 2011 at $138 per tonne, i.e., $30 per tonne lower than at the end of December 2010.

In the first quarter of 2012, spot iron ore prices were stable at $143 per tonne, whereas in the second quarter of 2012, there was higher volatility with prices ranging between $132 to $150 per tonne.  In the second half of 2012, spot prices per tonne ranged from $106 per tonne in late September to $144 per tonne in late December, with particularly high volatility in December. This volatility reflected economic uncertainties in Europe and significant destocking and restocking activities in China.

In the first quarter of 2013, iron ore prices increased dramatically as a result of restocking in China before the New Year holiday and a seasonally weaker supply due to weather-related disruptions in production in Brazil and Australia.   In the second quarter of 2013, iron ore prices declined significantly as a result of stock cuts stemming from uncertainties about the Chinese market outlook, reaching a low of $110 per tonne in May and averaging $126 per tonne for the quarter.  In the third quarter of 2013, iron ore spot prices recovered, averaging $132 per tonne for the quarter, as a result of strong crude steel production rates in China and significant restocking at Chinese steel mills through the end of August. Despite a strong seaborne supply coming on-stream from the third quarter of 2013 onwards, the spot price remained above $130 per tonne. In the fourth quarter of 2013, the iron ore market stabilized within a consolidated range of $130 to $140 per tonne with no clear price direction as the increasing supply availability was matched with a higher demand on the winter season restock.

Short term rallies in the seaborne market are mainly driven by Chinese mills’ stocking and destocking activities which are due to a high uncertainty on the Chinese steel market outlook.

Coking Coal and Coke

As mentioned above, pricing for coking coal has been affected by changes to the seaborne pricing system, with the annual benchmark pricing system being replaced by a quarterly pricing system as from the second quarter of 2010 and with a monthly pricing system introduced by BHP Billiton for coal from Australia in 2011.

2011 was strongly influenced by the impact of the dramatic rain event in Queensland, Australia in the first quarter of 2011, resulting in most major coking coal mines declaring force majeure as a result of significant structural damage to mines and rail infrastructure. The situation progressively improved with the last mines lifting force majeure by the end of June 2011. In addition, several events in the United States, such as tornados in Alabama, reduced the availability of low volatile hard coking coal, further worsening the global shortage in this coal market segment.

In 2011, the scarcity of premium coals was reflected in the high quarterly benchmark price settlements for Australian hard coking coal, rising from $225 per tonne FOB Australia in the first quarter of 2011 to $330 per tonne FOB Australia in the second quarter.  Thereafter, a successive improvement in supply resulted in price settlements of $315 per tonne FOB Australia in the third quarter and $285 per tonne FOB Australia in the fourth quarter.  As supply was progressively restored in Australia following the rain event and demand decreased due to ongoing economic uncertainty, prices began to decrease further, with the benchmark price settlement for the first quarter of 2012 at $235 per tonne. The downward trend continued in the second quarter of 2012, with the benchmark price settled at $210 per tonne. The degree of price decline in premium coals in the second quarter of 2012 was lessened by strikes at BHP Billiton Mitsubishi Alliance (“BMA”) mines.

The Australian wet season in the first half of 2012 was mild, with no significant supply disruptions (other than the strikes at BMA mines). Moreover, Australian miners had upgraded mine infrastructure to be better prepared to deal with adverse weather conditions during the wet season in Queensland.  The second half of 2012 experienced sharp spot price and contract benchmark price reductions, with a relatively high gap between both references (spot indexes and quarterly contract settlements), with quarterly contract benchmark reference settled at $220 per tonne (FOB Australia) and $170 per tonne for the third and fourth quarters of 2012, respectively, while spot values for such quarters averaged $174 per tonne and $155 per tonne, respectively. In parallel, the spot market, as reflected by the various index providers, also decreased in 2012 in line with progressively improved supply, with a noticeable price gap between premium coal and non-premium coals. The main reason for the sharp declines in the coking coal spot price was a healthy availability of coking coal supply from traditional exporting regions (Australia, United States and Canada) as well as from new regions, notably Mongolia and Mozambique, combined with declining import demand of Asian steelmakers as well as lower demand on the Atlantic basin due to the economic difficulties in Europe. In the fourth quarter of 2012, major seaborne suppliers of coking coal from Australia and the United States announced the closure of the least cost efficient mines in order to adjust market supply to weaker seaborne demand and to remain cost competitive in a challenging pricing environment.

The spot price for hard coking coal, FOB Australia, gradually recovered toward end of 2012, from approximately $142 per tonne at the end of September 2012 to $150 per tonne by the end of October 2012 and then back to $160 per tonne by the end of December 2012.

Throughout 2012, China continued to increase coking coal imports from Mongolia, as it had also done in 2011. It also increased imports from US and Canadian sources and remained an active player on the seaborne market.

Due to a continued strong supply and weak demand outlook, the spot coking coal market remained weak in 2013.  Better-than-average supply conditions during the Australian wet season in early 2013 contributed to a decrease in hard coking coal prices in the first half of 2013, with premium coking coal prices reaching a low of $130 per tonne (FOB Australia) by the end of the second quarter.  Spurred by Chinese demand, hard coking coal prices began to increase at the beginning of the third quarter of 2013, peaking at $152 per tonne in mid-September.  However, despite high imports of coking coal to China, the seaborne coking coal market remained weak until the end of 2013, largely as a result of relatively weak ex-China seaborne demand, an improved supply base from Australia and strong domestic production in China. The premium coking coal spot price was $131 per tonne on December 31, 2013.

In 2013, the quarterly contract price for hard coking coal progressed from $165 per tonne in the first quarter to $172 per tonne in the second quarter, $145 per tonne in the third quarter, and $152 per tonne in the fourth quarter.

ArcelorMittal leveraged its full supply chain and diversified supply portfolio in terms of suppliers and origin of sources to overcome the significant supply disruptions during 2011 without any significant impact on its operations. In 2012 and 2013, ArcelorMittal further diversified its supply portfolio by adding new supply sources from emerging mines in Mozambique and Russia.

Scrap

Scrap availability in Europe and NAFTA increased in 2013, leading to a decrease in scrap prices in 2013 as compared to 2012. In Europe, the average price of scrap in 2013 was €279 per tonne (Eurofer Index for Demolition Scrap), which was 9% lower than in 2012, when the average price was €306.8 per tonne. Similarly, in NAFTA, the average price of scrap in 2013 was $347 per tonne (HMS 1& 2 SBB Platts) which was 5% lower than in 2012, when the average price was $366 per tonne. One of the key reasons for this decrease was a 13% decrease in scrap imports by Turkey in 2013, from 22.4mt in 2012 to 19.5mt in 2013 as forecasted by Turkish Steel Producers Association (TCUD). This decrease was offset almost equally by increased imports of slabs and billets by Turkey, increased local scrap generation and imports of pig iron and hot briquetted iron.  Imports of scrap by China also decreased in 2013. Total Chinese scrap imports in 2013 amounted to 4.46mt, down 10.2% from 2012, according to China Customs.  The scrap consumption rate of China’s steel producers has been falling over the past few years. The consumption rate fell from 133kg per tonne of crude steel in 2011 to 117kg per tonne of crude steel in 2012, according to China Association of Metal Scrap Utilization (“CAMU”). The consumption rate for the first three quarters of 2013 was estimated by CAMU to be 110kg per tonne of steel. In 2012 China’s total scrap utilization was 84 million tonnes and is expected to have remained within a similar range in 2013.

The strongest quarter in scrap pricing in 2013 was the first quarter, when the price in Europe averaged €296 per tonne and the price in the NAFTA region averaged $355 per tonne. Thereafter, the price of scrap in Europe averaged €273 per tonne during the remaining quarters of 2013, without ever reaching first quarter levels, while the price of scrap in the NAFTA region remained relatively unchanged throughout the remainder of 2013, averaging $353 per tonne in the fourth quarter.  From the third quarter of 2013 onwards, the U.S. dollar weakened significantly against euro, which improved the attractiveness of scrap exports out of the NAFTA region relative to Europe.

Ferro Alloys and Base Metals

Ferro Alloys[4]

The underlying price driver for manganese alloys is the price of manganese ore, which overall remained relatively flat in 2013.  In January 2013, the price of manganese ore was $5.25 per dry metric tonne unit (“dmtu”) (for 43% lump ore) on Cost, Insurance and Freight (“CIF”) China, while in December 2013, the price was $5.25 per dmtu.  Manganese Ore prices reached a high of $5.70/dmtu in April 2013 and a low of $5.15/dmtu in September 2013.

In 2013, however, price trends for manganese alloys failed to mirror the price trend for manganese ore, as is typically the case, principally because of an oversupply of manganese alloys in 2013. Between January and December 2013, average prices of high

[4]Prices for high grade manganese ore are typically quoted for ore with 44% manganese content.

carbon ferro-manganese decreased by 5.68% from $1,172 to $1,106 per tonne, prices of silico-manganese decreased by 0.66% from $1,212 to $1,204 per tonne and prices for medium carbon ferro-manganese increased by 0.97% from $1,617 to $1,633 per tonne.

Base Metals - Zinc[5]

Base metals used by ArcelorMittal are zinc and tin for coating, and aluminum for deoxidization of liquid steel. ArcelorMittal partially hedges its exposure to its base metal inputs in accordance with its risk management policies.

The average price of zinc in 2013 was $1,909 per tonne, representing a decrease of 2% as compared to the average price for 2012 ($1,946 per tonne). The price of zinc was $2,087 per tonne at the start of 2013 and closed 2013 at approximately the same level ($2,085.5 per tonne), reaching a low of $1,759 per tonne on June 27, 2013. Stocks registered at the London Metal Exchange (“LME”) warehouses stood at 931,175 tonnes at December 31, 2013, down 24% from 1,220,075 tonnes at the beginning of 2013 mainly due to a change in LME warehousing rules in response to a surfeit in stocks in 2012, which led to a gradual reduction in stocks over the course of 2013.

Energy

Electricity

In most of the countries where ArcelorMittal operates, electricity prices have moved in line with other commodities.  In North America, prices in 2013 remained at their low 2012 level in line with the low coal and natural gas prices.  In Europe, the market in 2013 was affected by low demand and high erratic renewable production, which pushed prices below €40/MWh for the first time since 2005, both in spot and year ahead markets. The need for investment in replacement and additional power generating capacity by providers and in improved electricity grid stability due to volatility from renewable suppliers remains clear and fuels “capacity market” debates  but is still not apparent in light of current economic conditions.

Natural Gas

Natural gas is priced regionally. European prices are historically linked with petroleum prices but a significant spot market is developing to the extent that supplies are now becoming balanced between two pricing systems. North American natural gas prices trade independently of oil prices and are set by spot and future contracts, traded on the NYMEX exchange or over-the-counter. Elsewhere, prices are set on an oil derivative or bilateral basis, depending on local market conditions. International oil prices are dominated by global supply and demand conditions and are also influenced by geopolitical factors which today center on the Middle East and Egypt.

In 2012, the liquefied natural gas (“LNG”) market surplus was absorbed by increased demand in Asia, especially in Japan for electricity production following the Fukushima disaster and in China to meet growing natural gas requirements. Given the limited new capacity that came into the market in 2013 and is anticipated for 2014, LNG spot supply conditions remain difficult, especially for supplies to Asia where spot prices can increase to the oil-heat equivalent of $18 to $20/MMBritish thermal unit (“Btu”) when disruptions and force majeure occur.

In the United States, abundant unconventional gas production replaced steam coal to produce power, leading to a significant increase in demand, and projects to build liquefaction facilities for export to Asia are continuing to develop. In this context, prices in North American markets recovered in 2013, averaging $3.65/MMBtu, up from $2.8/MMBtu in 2012.

In Europe, gas demand remained very low in 2013 and the gap between long-term oil-indexed contracts and spot gas prices decreased due to ever-going contracts renegotiation and arbitration putting pressure on oil indexed price.  Spot prices increased slightly in 2013 to $10/MMBtu from $9/MMBtu in 2012.

Ocean Freight[6]

Market rates remained below operating costs for most of the first half of 2013 due the uneven balance of ships and demand, but experienced some recovery in the second half of 2013 due to Chinese restocking, a recovery in Brazilian ore exports and increased year-on-year Australian ore exports. The Baltic Dry Index (“BDI”) averaged approximately 1206 points in 2013, representing a 31% increase compared to full year 2012.

Global trade is expected to grow by 5% this year, driven principally by increased Chinese demand. While Chinese iron ore imports fell below expectations in the first quarter of 2013, the level of imports increased in the second quarter of 2013 due to increased Australian iron ore availability. In the second half of 2013, Brazilian exports recovered and Australian exports continued to

[5]Prices included in this section are based on the London Metal Exchange (LME) cash price.

[6]Sources: Baltic Daily Index, Clarksons Shipping Intelligence Network, LBH, Fearnleys, RS Platou.

be strong, while Chinese demand began to fall toward the end of 2013.  On the fleet side, deliveries continued to suppress the market, resulting in some ship demolitions.

The Capesize rates remained low for most of the first half of 2013 before picking up in the second half of 2013. The Capesize rates averaged $14,580 per day in 2013, a 90% increase compared to 2012.

The Panamax sector was helped by seasonal grain and soybean shipments out of South America, but the extensive fleet kept pressure on the rates. The Panamax rates averaged $9,472 per day in 2013, a 23% increase compared to 2012.

Impact of Exchange Rate Movements

After having reached a yearly low during the first half of 2013 against most currencies in the jurisdictions where ArcelorMittal operates, the U.S. dollar strengthened significantly during the second part of the year against many currencies. The U.S. dollar appreciated particularly against currencies in emerging markets, which are exposed to the effects of current account deficits, reaching multi-year highs against the Brazilian real, the South African rand, the Argentinean peso and the Kazak tenge. However, in 2013, the U.S. dollar depreciated somewhat against both the Polish zloty and the Czech koruna (before the Czech National Bank intervened to weaken the Czech koruna). In addition, the U.S. dollar/euro exchange rate was relatively steady, with an overall gradual depreciation of the U.S. dollar against the euro over the course of the year.

Because a substantial portion of ArcelorMittal’s assets, liabilities, sales and earnings are denominated in currencies other than the U.S. dollar (its reporting currency), ArcelorMittal has exposure to fluctuations in the values of these currencies relative to the U.S. dollar. These currency fluctuations, especially the fluctuation of the U.S. dollar relative to the euro, as well as fluctuations in the currencies of the other countries in which ArcelorMittal has significant operations and sales, can have a material impact on its results of operations. In order to minimize its currency exposure, ArcelorMittal enters into hedging transactions to lock-in a set exchange rate, as per its risk management policies.

In June 2008, ArcelorMittal entered into a transaction in order to hedge U.S. dollar-denominated raw material purchases until 2012. The hedge involved a combination of forward contracts and options that initially covered between 60% to 75% of the dollar outflow from the Company’s European subsidiaries based on then-current raw materials prices, amounting to approximately $20 billion. The transaction was unwound during the fourth quarter of 2008, resulting in a deferred gain of approximately $2.6 billion recorded in equity and of $349 million recorded in operating income. The gain recorded in equity along with the recording of hedged expenses was recycled in the consolidated statements of operations during the period from 2009 through the first quarter of 2013; of this amount, $92 million was recorded as the final installment of the unwinding within cost of sales for the first quarter of 2013, compared to $566 million for the year ended December 31, 2012 and $600 million for the year ended December 31, 2011.  See Note 18 to ArcelorMittal’s consolidated financial statements.

Trade and Import Competition

Europe[7]

Import competition in the EU steel market reached a high of 37.5 million tonnes of finished goods during 2007, equal to 18.7% of steel demand. As demand decreased, imports also declined, reaching a low of 15 million tonnes in 2009, equal to an import penetration ratio (ratio of imports to market supply) of 12.6%. Since 2009, import ratios have fluctuated.

In 2010, imports recovered to 18.4 million tonnes, but a similar increase in domestic deliveries resulted in an import penetration ratio of 12.8%. In 2011, finished steel imports rose further to 23.1 million tonnes, as a result of which the import penetration ratio increased to 15.1%. In 2012, steel demand in Europe declined, but imports fell more sharply to 16.6 million tonnes, down 28.1% year-on-year, resulting in a penetration ratio of 11.9% for 2012.

In 2013, despite a slight decline in steel demand, imports rose, particularly from China, Russia and Turkey, to total approximately 17.9 million tonnes in 2013, or 7.6% higher than in 2012. As a result, the penetration ratio increased to 12.8% for the year.

United States[8]

After reaching a record level of 32.5 million tonnes in 2006, or an import penetration ratio of 27.1%, total finished imports bottomed at 12.9 million tonnes in 2009, representing an import penetration ratio of 22.2%. In 2010, imports recovered to 17.1 million tonnes but a similar rise in demand resulted in a minor drop in import penetration to 21.1%. The import penetration in 2011 remained relatively stable at 21.7%, although imports edged up to 19.7 million tonnes together with stronger finished steel consumption.

[7]Source: Eurostat trade data to November 2013, estimates for December 2013.

[8]Source: U.S. Department of Commerce, customs data to December 2013.

Finished steel imports were down 4.4% year-on-year during 2013. However, imports were stronger during the second half of the year, up 3.2% year-on-year, compared to an 11.2% decline during the first half of the year. Penetration also fell back but only slightly to 23.1% as apparent demand declined with stockists reducing steel inventory levels during the first half of 2013. Overall steel imports fell in 2013, as imports of pipe and tube declined by almost 11% year-on-year.

Consolidation in the Steel and Mining Industries

The global steel and mining industries have experienced a consolidation trend over the past ten years. After pausing during the credit crisis and global economic downturn of 2008-2009, merger and acquisition activity of various steel and mining players, including Chinese and Indian companies, has increased at a rapid pace. However, given the current economic uncertainties in the developed economies, combined with a slowdown in emerging regions such as China and India, consolidation transactions decreased significantly in terms of number and value in 2012 and this trend continued in 2013 in the context of worldwide structural overcapacity.

Apart from Mittal Steel’s acquisition of Arcelor in 2006 and their merger in 2007, notable mergers and acquisitions in the steel business in recent years include the merger of Tata Steel and Corus (itself the result of a merger between British Steel and Hoogovens); U.S. Steel’s acquisitions in Slovakia and Serbia; Evraz and Severstal’s acquisitions in North America, Europe and South America; and expansion in North and South America by Brazilian steel company Gerdau. Most recently, on October 1, 2012, Japanese steelmakers Nippon Steel Corp. and Sumitomo Metals Industries Ltd. completed their merger and created the world’s second-largest steel company. On December 28, 2012, Outokumpu  and Inoxum, ThyssenKrupp’s stainless steel division, completed their merger in order to create the worldwide leader in stainless steel.

As developed markets continued to present fewer opportunities for consolidation, steel industry consolidation also began to slow down substantially in China in 2012. Despite being a key initiative of the five-year plan issued in March 2011, the concentration process of the steel industry that is expected to reduce overcapacity, rationalize steel production based on obsolete technology, improve energy efficiency, achieve environmental targets and strengthen the bargaining position of Chinese steel companies in price negotiations for iron ore declined as a result of the slowing economy. This situation could affect the Chinese government’s objective for the top ten Chinese steel producers to account for 60% of national production by 2015 and for at least two producers to reach 100 million tons capacity in the next few years.

Merger and acquisition activity is expected to remain active in the Indian steel and mining industry though at a lower pace considering the current economic slowdown. The country has become the world’s third largest steel consumer after China and the United States and is expected to become soon the world’s second largest steel producer worldwide. The integration of Ispat Industries into JSW Steel was a major consolidation step in 2010.

Recent and expected future industry consolidation should foster the ability of the steel industry to maintain more consistent performance through industry cycles by achieving greater efficiencies and economies of scale, and should lead to improved bargaining power relative to customers and, crucially, suppliers, which tend to have a higher level of consolidation. The wave of steel industry consolidation in the previous years has followed the lead of raw materials suppliers, which occurred in an environment of rising prices for iron ore and most other minerals used in the steel-making process. The merger of Cliffs Natural Resources and Consolidated Thompson in 2011 was a significant consolidation move in North America which, at the same time, strengthened vertical relationships into the Chinese steel market. In the context of volatile prices and an overall decline since 2011, which continued in 2013 given the large additional supply expected to come on line, iron ore producers continue to seek consolidation that would strengthen their options whatever the direction of future price trends. There are still only four primary iron ore suppliers in the world market. Consolidation among other mining companies is also in progress, as evidenced by the completion of the merger between Xstrata and Glencore on May 2, 2013.

Critical Accounting Policies and Use of Judgments and Estimates

Management’s discussion and analysis of ArcelorMittal’s operational results and financial condition is based on ArcelorMittal’s consolidated financial statements, which have been prepared in accordance with IFRS. The preparation of financial statements in conformity with IFRS recognition and measurement principles and, in particular, making the critical accounting judgments summarized below require the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Management reviews its estimates on an ongoing basis using currently available information. Changes in facts and circumstances may result in revised estimates, and actual results could differ from those estimates.

For a summary of all of ArcelorMittal’s significant accounting policies, see Note 2 to ArcelorMittal’s consolidated financial statements.

Purchase accounting

Accounting for acquisitions requires ArcelorMittal to allocate the cost of the enterprise to the specific assets acquired and liabilities assumed based on their estimated fair values at the date of the acquisition. In connection with each of its acquisitions, the Company undertakes a process to identify all assets and liabilities acquired, including acquired intangible assets. The judgments made in identifying all acquired assets, determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact results of operations. Estimated fair values are based on information available near the acquisition date and on expectations and assumptions that have been deemed reasonable by management.

There are several methods that can be used to determine the fair value of assets acquired and liabilities assumed. For intangible assets, the Company typically uses the “income method”. This method is based on the forecast of the expected future cash flows adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income method or other methods include: the amount and timing of projected future cash flows; the discount rate selected to measure the risks inherent in the future cash flows (weighted average cost of capital); the assessment of the asset’s life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory, or economic barriers to entry.

The most common purchase accounting adjustments relate to the following assets and liabilities:

•        The fair value of identifiable intangible assets (generally, patents, customer relationships and favorable and unfavorable contracts) is estimated as described above.

•        Property, plant and equipment is recorded at fair value, or, if fair value is not available, depreciated replacement cost.

•        The fair value of pension and other post-employment benefits is determined separately for each plan using actuarial assumptions valid as of the acquisition date relating to the population of employees involved and the fair value of plan assets.

•        Inventories are estimated based on expected selling prices at the date of acquisition reduced by an estimate of selling expenses and a normal profit margin.

•        Adjustments to deferred tax assets and liabilities of the acquiree are recorded to reflect purchase price adjustments, other than goodwill.

Determining the estimated useful lives of tangible and intangible assets acquired requires judgment, as different types of assets will have different useful lives and certain intangible assets may be considered to have indefinite useful lives.

Deferred tax assets

ArcelorMittal records deferred tax assets and liabilities based on the differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax bases. Deferred tax assets are also recognized for the estimated future effects of tax losses carried forward. ArcelorMittal reviews the deferred tax assets in the different jurisdictions in which it operates periodically to assess the possibility of realizing such assets based on projected taxable profit, the expected timing of the reversals of existing temporary differences, the carry forward period of temporary differences and tax losses carried forward and the implementation of tax-planning strategies.

Due to the numerous variables associated with these judgments and assumptions, both the precision and reliability of the resulting estimates of the deferred tax assets are subject to substantial uncertainties.

Note 21 to ArcelorMittal’s consolidated financial statements describes the total deferred tax assets recognized in the consolidated statements of financial position and the estimated future taxable income required to utilize the recognized deferred tax assets.

Provisions for pensions and other post-employment benefits

ArcelorMittal’s Operating Subsidiaries have different types of pension plans for their employees. Also, some of the Operating Subsidiaries offer other post-employment benefits, principally post-employment medical care. The expense associated with these pension plans and post-employment benefits, as well as the carrying amount of the related liability/asset on the consolidated statements of financial position is based on a number of assumptions and factors such as discount rates, expected rate of compensation increase, healthcare cost trend rates, mortality rates, and retirement rates.

•         Discount rates – The discount rate is based on several high quality corporate bond indexes and yield curves in the appropriate jurisdictions (rated AA or higher by a recognized rating agency). Nominal interest rates vary worldwide due to exchange rates and local inflation rates.

•         Rate of compensation increase – The rate of compensation increase reflects actual experience and the Company’s long-term outlook, including contractually agreed upon wage rate increases for represented hourly employees.

•         Healthcare cost trend rate – The healthcare cost trend rate is based on historical retiree cost data, near-term healthcare outlook, including appropriate cost control measures implemented by the Company, and industry benchmarks and surveys.

•         Mortality and retirement rates – Mortality and retirement rates are based on actual and projected plan experience.

Actuarial gains or losses resulting from experience and changes in assumptions are charged or credited to other comprehensive income in the period in which they arise.

Note 25 details the net liabilities of pension plans and other post-employment benefits including a sensitivity analysis illustrating the effects of changes in assumptions.

Environmental and other contingencies

ArcelorMittal is subject to changing and increasingly stringent environmental laws and regulations concerning air emissions, water discharges and waste disposal, as well as certain remediation activities that involve the clean-up of soil and groundwater. ArcelorMittal is currently engaged in the investigation and remediation of environmental contamination at a number of its facilities. Most of these are legacy obligations arising from acquisitions. ArcelorMittal recognizes a liability for environmental remediation when it is more likely than not that such remediation will be required and the amount can be estimated.

The estimates of loss contingencies for environmental matters and other contingencies are based on various judgments and assumptions including the likelihood, nature, magnitude and timing of assessment, remediation and/or monitoring activities and the probable cost of these activities. In some cases, judgments and assumptions are made relating to the obligation or willingness and ability of third parties to bear a proportionate or allocated share of cost of these activities, including third parties who sold assets to ArcelorMittal or purchased assets from it subject to environmental liabilities. ArcelorMittal also considers, among other things, the activity to date at particular sites, information obtained through consultation with applicable regulatory authorities and third-party consultants and contractors and its historical experience with other circumstances judged to be comparable. Due to the numerous variables associated with these judgments and assumptions, and the effects of changes in governmental regulation and environmental technologies, both the precision and reliability of the resulting estimates of the related contingencies are subject to substantial uncertainties. As estimated costs to remediate change, the Company will reduce or increase the recorded liabilities through credits or charges in the consolidated statements of operations. ArcelorMittal does not expect these environmental issues to affect the utilization of its plants, now or in the future.

Impairment of tangible and intangible assets, including goodwill

At each reporting date, ArcelorMittal reviews the carrying amounts of its tangible and intangible assets (excluding goodwill) to determine whether there is any indication that the carrying amount of those assets may not be recoverable through continuing use. If any such indication exists, the recoverable amount of the asset (or cash generating unit) is reviewed in order to determine the amount of the impairment, if any. The recoverable amount is the higher of its net selling price (fair value reduced by selling costs) and its value in use.

In estimating its value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or cash-generating unit). For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The cash-generating unit is the smallest identifiable group of assets corresponding to operating units that generate cash inflows. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, an impairment loss is recognized. An impairment loss is recognized as an expense immediately as part of operating income in the consolidated statements of operations.

In the case of permanently idled assets, the impairment is measured at the individual asset level. Otherwise, the Company’s assets are measured for impairment at the cash-generating unit level. In certain instances, the cash-generating unit is an integrated manufacturing facility which may also be an Operating Subsidiary. Further, a manufacturing facility may be operated in concert with another facility with neither facility generating cash flows that are largely independent from the cash flows of the other. In this instance, the two facilities are combined for purposes of testing for impairment. As of December 31, 2013, the Company determined it has 69 cash-generating units.

An impairment loss, related to tangible and intangible assets other than goodwill, recognized in prior years is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. However, the increased carrying amount of an asset due to a reversal of an impairment loss will not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized immediately as part of operating income in the consolidated statements of operations.

Goodwill is allocated at the level of the Company’s five operating segments (eight operating segments as of October 31, 2013); the lowest level at which goodwill is monitored for internal management purposes. Goodwill is tested for impairment annually at the level of the groups of cash-generating units which correspond to the operating segments as of October 31, or whenever changes in circumstances indicate that the carrying amount may not be recoverable. As of January 1, 2014, the Company implemented changes to its organizational structure which has a greater geographical focus. The operating segments have been changed to NAFTA, Brazil,

Europe, ACIS and Mining to reflect the new structure. The goodwill impairment test as of October 31, 2013 reflects the structure of the Company (eight operating segments) as of the testing date. See Note 27 to ArcelorMittal’s consolidated financial statements for further discussion of the Company’s operating segments. Whenever the cash-generating units comprising the operating segments are tested for impairment at the same time as goodwill, the cash-generating units are tested first and any impairment of the assets is recorded prior to the testing of goodwill.

The recoverable amounts of the groups of cash-generating units are determined from the higher of their net selling prices (fair value reduced by selling costs) or their value in use calculations, as described above. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on historical experience and expectations of future changes in the market.

Cash flow forecasts are derived from the most recent financial budgets for the next five years. Beyond the specifically forecasted period, the Company extrapolates cash flows for the remaining years based on an estimated growth rate. This rate does not exceed the average long-term growth rate for the relevant markets. Once recognized, impairment losses recognized for goodwill are not reversed.

Flat Carbon Europe covers a wide flat carbon steel product portfolio including hot-rolled coil, cold-rolled coil, coated products, tinplate, plate and slabs. It is the largest flat steel producer in Europe, with operations that range from Spain in the west to Romania in the east. The Company believes that sales volumes, prices and discount rates are the key assumptions most sensitive to change. Flat Carbon Europe is exposed to European markets, and while macroeconomic conditions in the Eurozone began to stabilize in 2013, growth remains weak and current expectations are for a continued slow recovery in the Eurozone in the near to mid-term. It is also exposed to export markets and international steel prices which are volatile, reflecting the cyclical nature of the global steel industry, developments in particular steel consuming industries, the cost of raw materials and macroeconomic trends, such as economic growth and foreign exchange rates.  Discount rates may be affected by changes in countries’ specific risks. The Flat Carbon Europe value in use model anticipates a limited recovery of sales volumes in 2014 compared to 2013 (27.2 million tonnes for the year ended December 31, 2013) with continuous improvements thereafter, without reaching the sales volume achieved prior to the crisis of 2008/2009 (33.5 million tonnes for the year ended December 31, 2008). Average selling prices in the model are expected to decrease slightly while the margins are expected to recover partially over the five year period due to an expected downward trend regarding raw material prices and expected reduction in production costs associated with variable and fixed cost reduction plans identified by the Company and optimized operational footprint through implemented closures and maximization of steel production.

Long Carbon Europe covers a wide range of long carbon steel products including billets, blooms, bars, special quality bars, wire rods, wire products, structural sections, rails and sheet piles. It has operations all over Europe from Spain to Romania. The Company believes that sales volumes, prices and discount rates are the key assumptions most sensitive to change. Long Carbon Europe is exposed to European markets, and while macroeconomic conditions in the Eurozone began to stabilize in 2013, growth remains weak and current expectations are for a continued slow recovery in the Eurozone in the near to mid-term. It is also exposed to export markets and international steel prices which are volatile, reflecting the cyclical nature of the global steel industry, developments in particular steel consuming industries, the costs of raw materials and macroeconomic trends, such as economic growth and foreign exchange rates. Discount rates may be affected by changes in countries’ specific risks. The Long Carbon Europe value in use model anticipates a limited recovery of sales volumes in 2014 compared to 2013 (11.2 million tonnes for the year ended December 31, 2013) with continuous improvements thereafter without reaching the sales volumes achieved prior to the crisis of 2008/2009 (15.0 million tonnes for the year ended December 31, 2008). Average selling prices in the model are expected to decrease slightly while margins are expected to recover partially over the five year period due to an expected downward trend of raw material prices and expected reduction in production costs associated with variable and fixed costs reduction plans identified by the Company and optimized operational footprint through implemented closures and maximization of steel production.

Flat Carbon Americas covers a wide range of flat carbon steel products including hot-rolled coil, cold-rolled coil, coated products, plate and slabs. It is the largest flat steel producer in North America and South America, with operations in the United States, Brazil, Canada and Mexico. The Company believes that sales volumes, prices and discount rates are the key assumptions most sensitive to change. Flat Carbon America is substantially exposed to global and regional markets and international steel prices which are volatile, reflecting the cyclical nature of the global steel industry, developments in particular steel consuming industries, the cost of raw materials and macroeconomic trends, such as economic growth and foreign exchange rates.  Discount rates may be affected by changes in countries’ specific risks. The Flat Carbon Americas value in use model anticipates a limited recovery of sales volumes in 2014 compared to 2013 (22.3 million tonnes for the year ended December 31, 2013) with continuous improvements thereafter, without reaching the sales volume achieved prior to the crisis of 2008/2009 (25.8 million tonnes for the year ended December 31, 2008). Average selling prices in the model are expected to decrease slightly while the margins are expected to recover partially over the five year period due to an expected downward trend regarding raw material prices and expected reduction in production costs associated with variable and fixed cost reduction plans identified by the Company and optimized operational footprint and maximization of steel production.

AACIS produces a combination of flat and long products. Its facilities are located in Asia, Africa and Commonwealth of Independent States. AACIS is significantly self-sufficient in major raw materials. The Company believes that sales volumes, prices, discount rates and foreign exchange rates are the key assumptions most sensitive to change. It is also exposed to export markets and international steel prices which are volatile, reflecting the cyclical nature of the global steel industry, developments in particular steel consuming industries and macroeconomic trends of emerging markets, such as economic growth and foreign exchange rates.  Discount rates may be affected by changes in countries’ specific risks. The AACIS value in use model anticipates a limited recovery of sales volumes in 2014 compared to 2013 (12.3 million tonnes for the year ended December 31, 2013) with continuous improvements thereafter, but below the sales volume achieved in 2007 (16.4 million tonnes for the year ended December 31, 2007). Average selling prices in the model are expected to decrease slightly due to an expected downward trend regarding raw material prices while the margins in the model are expected to recover partially over the five year period due to improvement in product and geographical mix and expected reduction in production costs associated with variable and fixed cost reduction plans identified by the Company, optimized operational footprint and maximization of steel production.

Derivative financial instruments

The Company enters into derivative financial instruments principally to manage its exposure to fluctuation in interest rates, exchange rates, prices of raw materials, energy and emission rights allowances. Derivative financial instruments are classified as current assets or liabilities based on their maturity dates and are accounted for at trade date. Embedded derivatives are separated from the host contract and accounted for separately if required by IAS 39, “Financial Instruments: Recognition and Measurement”. The Company measures all derivative financial instruments based on fair values derived from market prices of the instruments or from option pricing models, as appropriate. Gains or losses arising from changes in fair value of derivatives are recognized in the consolidated statements of operations, except for derivatives that are highly effective and qualify for cash flow or net investment hedge accounting.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair value hedge, along with the gain or loss on the hedged asset, liability, or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in the consolidated statements of operations.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income. Amounts deferred in equity are recorded in the consolidated statements of operations in the periods when the hedged item is recognized in the consolidated statements of operations and within the same line item.

The Company formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When a hedging instrument is sold, terminated, expires or is exercised, the accumulated unrealized gain or loss on the hedging instrument is maintained in equity until the forecasted transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealized gain or loss, which had been recognized in equity, is reported immediately in the consolidated statements of operations.

Foreign currency differences arising on the translation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized directly as a separate component of equity, to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized in the consolidated statements of operations.

Mining reserve estimates

Reserves are estimates of the amount of product that can be economically and legally extracted from the Company’s properties. In order to estimate reserves, estimates are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.

Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies to be determined by analyzing geological data such as drilling samples. This process may require complex and difficult geological judgments to interpret the data.

In this annual report, the Company reports ore reserves in accordance with Industry Guide 7.  It also complies with the Canadian National Instrument NI43-101 requirements, which are based on the Canadian Institute of Mining and Metallurgy (CIM) Best Practice Guidelines and Standard Definitions for all its operations and projects.

Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period. Changes in reported reserves may affect the Company’s financial results and financial position in a number of ways, including the following:

•         Asset carrying amounts may be affected due to changes in estimated future cash flows.

•         Depreciation, depletion and amortization charged in the consolidated statements of operations may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change.

•         Overburden removal costs recognized in the consolidated statements of financial position or charged to the consolidated statements of operations may change due to changes in stripping ratios or the units of production basis of depreciation.

•         Decommissioning, site restoration and environmental provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities.

•         The carrying amount of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

•

A.    Operating Results

The following discussion and analysis should be read in conjunction with ArcelorMittal’s consolidated financial statements included in this annual report.

ArcelorMittal reports its operations in five reportable segments: NAFTA, Brazil, Europe, ACIS and Mining.

Changes to Segment Composition

On January 1, 2014, ArcelorMittal implemented changes to its organizational structure which provide a greater geographical focus. The principal benefits of the changes are to reduce organizational complexity and layers; simplification of processes; regional synergies and taking advantage of the scale effect within the regions.

As a result of the organizational changes, ArcelorMittal’s reportable segments changed to NAFTA, Brazil, Europe, ACIS and Mining. NAFTA includes the Flat, Long and Tubular operations of the United States, Canada and Mexico. Brazil includes the Flat operations of Brazil, and the Long and Tubular operations of Brazil and its neighboring countries including Argentina, Costa Rica, Trinidad and Tobago and Venezuela. Europe comprises the Flat, Long and Tubular operations of the European business, as well as Distribution Solutions (AMDS). The ACIS segment is largely unchanged except the addition of some Tubular operations. The Mining segment remains unchanged. Prior period information has been recast to reflect this new segmentation. The reportable segments have been revised to reflect ArcelorMittal’s change in organizational structure and managing its business and retrospectively adjusted in conformity with IFRS.

Key Indicators

The key performance indicators that ArcelorMittal’s management uses to analyze operations are sales, average steel selling prices, steel shipments, iron ore and coal production and operating income. Management’s analysis of liquidity and capital resources is driven by operating cash flows.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Sales, Steel Shipments, Average Steel Selling Prices and Mining Production

The following tables provide a summary of ArcelorMittal’s sales, steel shipments, changes in average steel selling prices by reportable segment and mining (iron ore and coal) production and shipments for the year ended December 31, 2013 as compared to the year ended December 31, 2012:

		Sales for the Year ended December 31,[1]		Steel Shipments for the Year ended December 31,[2]		Changes in
	Segment	2012 (in $ millions)	2013 (in $ millions)	2012 (thousands of MT)	2013 (thousands of MT)	Sales (%)	Steel Shipments (%)	Average Steel Selling Price (%)
	NAFTA	20,760	19,645	22,394	22,500	(5)	-	(6)
	Brazil	10,156	10,148	9,654	9,797	-	1	(1)
	Europe	42,499	40,507	37,531	38,269	(5)	2	(4)
	ACIS	10,197	8,419	12,921	12,422	(17)	(4)	(9)
	Mining	5,493	5,766	N/A	N/A	5	N/A	N/A
	Total	84,213	79,440	82,182	82,610	(6)	1	(5)

1	Amounts are prior to inter-segment eliminations (except for total) and sales include non-steel sales.
2	Amounts are prior to inter-segment eliminations (except for total).

		Year ended December 31,
	Mining shipments (million tonnes) [1]	2012	2013
	Total iron ore shipments [2]	54.4	59.6
	Iron ore shipped externally and internally and reported at market price [3]	28.8	35.1
	Iron ore shipped externally	10.4	11.6
	Iron ore shipped internally and reported at market price [3]	18.4	23.5
	Iron ore shipped internally and reported at cost-plus [3]	25.6	24.4

	Total coal shipments [4]	8.24	7.72
	Coal shipped externally and internally and reported at market price [3]	5.12	4.84
	Coal shipped externally	3.33	3.26
	Coal shipped internally and reported at market price [3]	1.78	1.58
	Coal shipped internally and reported at cost-plus [3]	3.13	2.88

1

There are three categories of sales: (1) “External sales”: mined product sold to third parties at market price; (2) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities reported at prevailing market prices; (3) “Cost-plus tonnes”:  internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are reported at market price or reported at cost-plus is whether or not the raw material could practically be sold to third parties (i.e., there is a potential market for the product and logistics exist to access that market).

2

Total of all finished products of fines, concentrate, pellets and lumps and includes tonnes shipped externally and internally and reported at market price as well as tonnes shipped internally on a cost-plus basis.

3

Market-priced tonnes represent amounts of iron ore and coal from ArcelorMittal mines that could practically be sold to third parties.  Market-priced tonnes that are transferred from the Mining segment to the Company’s steel producing segments are reported at the prevailing market price.  Shipments of raw materials that do not constitute market-priced tonnes are transferred internally on a cost-plus basis.

4	Total of all finished products of coal and includes tonnes shipped externally and internally and reported at market price as well as tonnes shipped internally on a cost-plus basis.

				Year ended December 31,
	Iron ore production (million metric tonnes) [1]	Type	Product	2012	2013
	Own mines
	North America [2]	Open pit	Concentrate, lump, fines and pellets	30.3	32.5
	South America	Open pit	Lump and fines	4.1	3.9
	Europe	Open pit	Concentrate and lump	2.1	2.1
	Africa	Open pit / Underground	Fines	4.7	4.8
	Asia, CIS & Other	Open pit / Underground	Concentrate, lump, fines and sinter feed	14.7	15.0
	Total own iron ore production			55.9	58.4
	Strategic long-term contracts - iron ore
	North America [3]	Open pit	Pellets	7.6	7.0
	Africa [4]	Open pit	Lump and fines	4.7	4.7
	Total strategic long-term contracts - iron ore			12.3	11.7

	Total			68.1	70.1

1	Total of all finished production of fines, concentrate, pellets and lumps.
2	Includes own mines and share of production from Hibbing (United States, 62.30%) and Peña (Mexico, 50%).
3	Consists of a long-term supply contract with Cleveland Cliffs for purchases made at a previously set price, adjusted for changes in certain steel prices and inflation factors.
4

Includes purchases under an interim strategic agreement with Sishen Iron Ore Company (Proprietary) Limited (“SIOC”) which was entered into on  December 13, 2012 and became effective on January 1, 2013, pursuant to which SIOC supplied a maximum annual volume of 4.8 million tonnes of iron ore at a weighted average price of $65 per tonne.  Since 2010, SIOC and ArcelorMittal have entered into a series of strategic agreements that established interim pricing arrangements for the supply of iron ore to ArcelorMittal on a fixed-cost basis.  On November 5, 2013,  ArcelorMittal and SIOC entered into an agreement establishing long-term pricing arrangements for the supply of iron ore by SIOC to ArcelorMittal.  Pursuant to the terms of the agreement, which became effective on January 1, 2014, ArcelorMittal may purchase from SIOC up to 6.25 million tonnes iron ore per year, complying with agreed specifications and lump-fine ratios. The price of iron ore sold to ArcelorMittal by SIOC is determined by reference to the cost (including capital costs) associated with the production of iron ore from the DMS Plant at the Sishen mine plus a margin of 20%, subject to a ceiling price equal to the Sishen Export Parity Price at the mine gate. While all prices are referenced to Sishen mine costs (plus 20%) from 2016, the parties agreed to a different price for certain pre-determined quantities of iron ore for the first two years of the 2014 Agreement.

				Year ended December 31,
	Coal production (million metric tonnes)			2012	2013
	Own mines
	North America			2.44	2.62
	Asia, CIS & Other			5.77	5.43
	Total own coal production			8.21	8.05
	North America [1]			0.36	0.37
	Africa [2]			0.35	0.42
	Total strategic long-term contracts - coal			0.72	0.79

	Total			8.93	8.84

1	Includes strategic agreement - prices on a fixed price basis.
2	Includes long-term lease - prices on a cost-plus basis.

ArcelorMittal had sales of $79.4 billion for the year ended December 31, 2013, representing a decrease of 6% from sales of $84.2 billion for the year ended December 31, 2012, primarily due to lower average steel selling prices (which were down 5%) reflecting lower raw material prices, partially offset by improved marketable mining shipments (which were up 22%). Sales in 2012 also included $0.9 billion related to the divested operations Paul Wurth and Skyline Steel. In the first half of 2013, sales of $39.9 billion represented a 12% decrease from sales of $45.2 billion in the first half of 2012, primarily due to a drop in average steel prices and lower shipments, resulting from weaker market conditions compared to 2012. Sales for the first half of 2013 did not include any contribution from Paul Wurth and Skyline Steel, which amounted to $0.7 billion in the first half of 2012. In the second half of 2013, sales of $39.5 billion represented an increase of 1% from sales of $39.0 billion in second half of 2012 primarily driven by an increase in steel shipments of 5% offset by a drop in average steel prices of 3%. The latter includes lower average steel prices during the third quarter of 2013 as a result of weaker market conditions in Europe for flat and long products and higher average prices in the fourth quarter of 2013 due in particular to stronger market conditions in the Americas.

ArcelorMittal had steel shipments of 82.6 million tonnes for the year ended December 31, 2013, representing an increase of 1% from steel shipments of 82.2 million tonnes for the year ended December 31, 2012. Average steel selling price for the year ended December 31, 2013 decreased 5% compared to the year ended December 31, 2012, following continued weakness in demand in Europe, a slight decline of demand in North America combined with increased competition in international markets. Average steel selling price in the first half of 2013 decreased by 6% from the same period in 2012, while average steel selling price in the second half of the year was down 3% from the same period in 2012.

ArcelorMittal had own iron ore production of 58.4 million tonnes for the year ended December 31, 2013, an increase of 4% as compared to 55.9 million tonnes for the year ended December 31, 2012. ArcelorMittal had own coking coal production of 8.1 million tonnes for the year ended December 31, 2013, a decrease of 2% as compared to 8.2 million tonnes for the year ended December 31, 2012. The increase in iron ore production resulted primarily from expanded operations in Canada.

NAFTA

Sales in the NAFTA segment were $19.6 billion for the year ended December 31, 2013, representing a decrease of 5% as compared to $20.8 billion for the year ended December 31, 2012. Sales decreased primarily due to a 6% decrease in average steel selling prices as shipments were relatively flat. Sales in the first half of 2013 were $9.7 billion, down 12% from the same period in 2012 primarily driven by a 4% decrease in shipments and 8% decrease in average steel selling prices. In the second half of the year sales were $10 billion, up 2% from the same period in 2012 primarily driven by a 5% increase in shipments along with a 3% decrease in average steel selling prices.

Total steel shipments were 22.5 million tonnes for the year ended December 31, 2013 and remained relatively flat compared to the year ended December 31, 2012. Shipments were 11.0 million tonnes in the first half of 2013, down 4% from the same period in 2012, while shipments in the second half of the year were 11.5 million tonnes, up 5% from the same period in 2012. The decrease in steel shipments in the first half of 2013 reflected lower crude steel production in the United States due to labor issues at Burns Harbor and operational incidents at Indiana Harbor East and West, partially offset by the use of inventory and supplies from other NAFTA units. The increase in the second half of the year reflected the resolution of the labor issues and operational incidents that had affected the second quarter of 2013.

Average steel selling price decreased 6% for the year ended December 31, 2013 as compared to the year ended December 31, 2012. Average steel selling price in the first half of 2013 was down 8% from the same period in 2012 (which reflected slightly lower demand and decreasing trend in raw material prices and subdued market sentiment), while average steel selling price in the second half of the year was down 3% from the same period in 2012, although average steel selling price in the fourth quarter of 2013 was flat as compared to the fourth quarter of 2012.

Brazil

In the Brazil segment, sales were $10.1 billion for the year ended December 31, 2013 which was relatively flat compared to the year ended December 31, 2012.  Sales in the first half of 2013 were $5.1 billion, down 3% from the same period in 2012, while sales in the second half of the year were $5 billion, up 3% from the same period in 2012.

Total steel shipments reached 9.8 million tonnes for the year ended December 31, 2013, which was a 1% increase from steel shipments for the year ended December 31, 2012. Shipments were 4.9 million tonnes in the first half of 2013, which remained relatively flat compared to the same period in 2012, while shipments in the second half of the year were up by 4% as compared to the second half of 2012.

Average steel selling price decreased 1% for the year ended December 31, 2013 as compared to the year ended December 31, 2012. Average steel selling price in the first half of 2013 was down 2% from the same period in 2012 due to currency devaluation in Venezuelan and lower production and selling prices for the Tubular business. The average steel selling price in the second half of the year was down 1% from the same period in 2012, although average steel selling price in the fourth quarter of 2013 was 7% higher as compared to fourth quarter of 2012.

Europe

Sales in the Europe segment were $40.5 billion for the year ended December 31, 2013, representing a decrease of 5% as compared to $42.5 billion for the year ended December 31, 2012. The decrease was primarily due to a 4% decrease in average steel selling price while steel shipments increased by 2%. Sales for the year ended December 31, 2012 also included a $0.4 billion contribution from Skyline Steel, which was disposed of in June 2012. Sales in the first half of 2013 were $20.8 billion, down 10% from the same period in 2012, and in the second half of the year sales were $19.8 billion, up 2% from the same period in 2012.

Total steel shipments were 38.3 million tonnes for the year ended December 31, 2013, an increase of 2% from steel shipments for the year ended December 31, 2012. Shipments were 19.5 million tonnes in the first half of 2013, down 3% from the same period in 2012, while shipments in the second half of the year were 18.7 million tonnes, up 8% from the same period in 2012.  The decrease in the first half of 2013 was primarily driven by continued decline in demand due to macroeconomic conditions. The increase in the second half of 2013 resulted in particular from recovery in demand following an improvement in market sentiment.

Average steel selling price decreased 4% for the year ended December 31, 2013 as compared to the year ended December 31, 2012. Average steel selling price in the first half of 2013 and in the second half of  2013 were down 5% and 3%, respectively, as compared to the first and second half of 2012, reflecting weaker buyer sentiment, strong domestic competition and declining raw material prices.

ACIS

In the ACIS segment, sales were $8.4 billion for the year ended December 31, 2013, representing a decrease of 17% from sales of $10.2 billion for the year ended December 31, 2012. The decrease was primarily due to a 9% decrease in average selling price with shipments decreasing 4%. Sales for the year ended December 31, 2012 also included a $0.5 billion contribution from Paul Wurth, which was disposed of in December 2012. Sales in the first half of 2013 were $4.3 billion, down 22% from the same period in 2012, while sales in the second half of the year were $4.1 billion, down 12% from the same period in 2012.

Total steel shipments reached 12.4 million tonnes for the year ended December 31, 2013, a decrease of 4% from steel shipments for the year ended December 31, 2012. Shipments were 6.2 million tonnes in the first half of 2013, down 8% from the same period in 2012 (primarily due to lower volumes in South Africa, caused by fire disruption at the Vanderbijlpark site, and Kazakhstan) while shipments in the second half of the year were 6.2 million tonnes and remained flat against the same period in 2012.

Average steel selling price decreased 9% for the year ended December 31, 2013 as compared to the year ended December 31, 2012. This decrease was mainly related to the weakening of local currencies (South African rand and Russian ruble) against U.S. dollar, lower prices in CIS and weak international demand. Average steel selling price in the first half of 2013 was down 11% from the same period in 2012, while average steel selling price in the second half of the year was down 6% from the same period in 2012.

Mining

In the Mining segment, sales were $5.8 billion for the year ended December 31, 2013, representing an increase of 5% from sales of $5.5 billion for the year ended December 31, 2012. The increase was primarily due to higher iron ore selling prices driven by the evolution in international prices and higher iron ore shipments from own mines, partly offset by lower prices for a portion of iron ore shipments priced on a quarterly lag basis, lower coal prices as a result of evolution in international prices and lower coal shipments from own mines. Sales in the first half of 2013 were $2.6 billion, down 12% from the same period in 2012, while sales in the second half of the year were $3.2 billion, up 24% from the same period in 2012. Sales in the second half of 2013 were higher than in the first half primarily due to higher marketable iron ore shipments in the second half of 2013 as compared to the first half following the commissioning of additional capacity in the Company’s Canadian operations.

Sales to external customers were stable at $1.7 billion for the year ended December 31, 2013 as compared to $1.7 billion for the year ended December 31, 2012. Iron ore shipments to external customers increased 12% from 10.4 million tonnes in 2012 to 11.6 million tonnes in 2013 while coal shipments to external customers decreased by 2% from 3.33 million tonnes to 3.26 million tonnes. The increase in the volume of external sales of iron ore was mainly due to the Company’s increasing marketing efforts in anticipation of increasing mining production. The Company expects the trend toward an increase in the external sales as a percentage of overall mining sales to continue in the near to mid-term. In the second half of 2013, iron ore shipments to external customers were 68% higher than in the first half primarily as a result of higher shipments from the Company’s Canadian operations. With respect to prices, for example, the average benchmark iron ore price per tonne in 2013 of $135.2 CFR China (62% Fe) and the average benchmark price for hard coking coal FOB Australia in 2013 of $158.5 per tonne were 4% higher and 24% lower than in 2012, respectively. It should be noted, however, that there may not be a direct correlation between benchmark prices and actual selling prices in various regions at a given time.

Operating Income (Loss)

The following table provides a summary of operating income (loss) and operating margin of ArcelorMittal for the year ended December 31, 2013, as compared with operating income and operating margin for the year ended December 31, 2012:

		Operating Income (Loss) for the Year ended December 31,[1]		Operating Margin
	Segment	2012 (in $ millions)	2013 (in $ millions)	2012 (%)	2013 (%)
	NAFTA	1,243	630	6	3
	Brazil	561	1,204	6	12
	Europe	(5,725)	(985)	(13)	(2)
	ACIS	(54)	(457)	(1)	(5)
	Mining	1,209	1,176	22	20
	Total adjustments to segment operating income and other [2]	121	(371)	(2)	7
	Total consolidated operating income	(2,645)	1,197

1	Segment amounts are prior to inter-segment eliminations.
2

Total adjustments to segment operating income and other reflects certain adjustments made to operating income of the segments to reflect corporate costs, income from non-steel operations (e.g. energy, logistics and shipping services) and the elimination of stock margins between the segments. See table below.

		Year ended December 31,
		2012 (in $ millions)	2013 (in $ millions)
	Corporate and shared services [1]	(82)	(207)
	Financial activities	13	(12)
	Shipping and logistics	24	(29)
	Intragroup stock margin eliminations	216	(73)
	Depreciation and impairment	(50)	(50)
	Total adjustments to segment operating income and other	121	(371)

1	Includes primarily staff and other holding costs and results from shared service activities.

ArcelorMittal’s operating income for the year ended December 31, 2013 was $1.2 billion, as compared with an operating loss of $2.6 billion for the year ended December 31, 2012. The operating income in 2013 reflected $0.4 of fixed asset impairment charges and $0.6 billion of restructuring charges.

Operating income in the first nine months of 2013 ($1.2 billion) was lower than in the first nine months of 2012 (when it reached $2.1 billion), while the operating loss in the fourth quarter of 2013 ($36 million) was a significant improvement over the operating loss recorded in the fourth quarter of 2012 ($4.7 billion). The fourth quarter of 2013 was negatively affected by the above-mentioned impairment losses and restructuring charges for $0.7 billion while the full year of 2012 was negatively affected by a $4.3 billion impairment of goodwill and $1.3 billion of charges related to asset optimization ($0.7 billion of fixed asset impairment charges and $0.6 billion of restructuring charges).

Cost of sales consists primarily of purchases of raw materials necessary for steel-making (iron ore, coke and coking coal, scrap and alloys), electricity, repair & maintenance costs, as well as direct labor costs, depreciation and impairment. Cost of sales for the year ended December 31, 2013 was $75.2 billion as compared to $83.5 billion for the year ended December 31, 2012. Excluding impairment losses of $0.4 billion and restructuring charges for $0.6 billion as described below for the year ended December 31, 2013 and $5.6 billion for the year ended December 31, 2012, cost of sales decreased by 5% as a result of lower raw material prices. Selling, general and administrative expenses (“SG&A”) for the year ended December 31, 2013 were $3.0 billion as compared to $3.3 billion for the year ended December 31, 2012. SG&A remained relatively stable compared to sales as it represented 3.8% of sales for the year ended December 31, 2013 as compared to 3.9% for the year ended December 31, 2012.

Operating income for the year ended December 31, 2013 included impairment losses of $444 million, which compared to impairment losses of $5,035 million for the year ended December 31, 2012. These impairment losses included a charge of $181 million related to the Thabazimbi mine in ArcelorMittal South Africa (ACIS) following the transfer of the future operating and financial risks of the asset to Kumba as a result of the iron ore supply agreement signed with Sishen on November 5, 2013. ArcelorMittal also recognized impairment charges of $101 million and $61 million for the costs associated with the discontinued iron ore projects in Senegal and Mauritania (Mining), respectively. The Company recorded an impairment loss of $55 million in connection with the long-term idling of the ArcelorMittal Tallinn galvanizing line in Estonia (Europe segment) and reversed an impairment loss of $52 million at the Liège site of ArcelorMittal Belgium (Europe segment) following the restart of the hot dip galvanizing line HDG5. ArcelorMittal also recognized an impairment charge of $24 million relating to the closure of the organic coating and tin plate lines at the Florange site of ArcelorMittal Atlantique et Lorraine in France (Europe segment). Additionally, in connection with the agreed sale of certain steel cord assets in the US, Europe and Asia (Europe segment) to the joint venture partner Kiswire Ltd., ArcelorMittal recorded an impairment charge of $41 million with respect to the subsidiaries included in this transaction (see Note 5 to ArcelorMittal’s consolidated financial statements for a breakdown of the impairment charges with respect to this sale and “—Critical Accounting Policies and Uses of Judgments and Estimates—Impairment of Tangible and Intangible Assets, including Goodwill”).

Operating income for the year ended December 31, 2013 was positively affected by a non-cash gain of $92 million corresponding to the final recycling of income relating to unwinding of hedges on raw material purchases (see “—Overview—Impact of Exchange Rate Movements”) and a $47 million fair valuation gain relating to DJ Galvanizing in Canada, a joint operation in which the Company acquired the remaining 50% interest held by the other joint operator.

Operating income for the year ended December 31, 2013 was negatively affected by restructuring charges totaling $552 million primarily related to costs incurred for the long-term idling of the Florange liquid phase in ArcelorMittal Atlantique et Lorraine (including voluntary separation scheme costs, site rehabilitation / safeguarding  costs and take or pay obligations) and to social and environmental costs as a result of the agreed industrial and social plan for the finishing facilities at the Liège site of ArcelorMittal Belgium.

Operating loss for the year ended December 31, 2012 was negatively impacted by the $4.3 billion impairment of goodwill in the European businesses and $1.3 billion charges related to asset optimization (of which $0.7 billion of fixed asset impairment charges and $0.6 billion of restructuring charges).

NAFTA

Operating income for the NAFTA segment amounted to $0.6 billion for the year ended December 31, 2013, compared to operating income of $1.2 billion for the year ended December 31, 2012. Operating income for the segment amounted to $0.4 billion for the second half of the year, compared to $0.2 billion in the first half. Operating income in the first half of 2013 was negatively affected by lower shipments following labor issues at Burns Harbor and operational incidents at Indiana Harbor East and West during the second quarter and positively affected by a $47 million fair valuation gain relating to DJ Galvanizing in Canada, a joint operation in which the Company acquired the remaining 50% interest held by the other joint operator.  The higher operating income in the second half of 2013 compared to the first half was largely driven by 5% higher volumes partly offset by lower average steel selling prices in particular in the third quarter.

Operating income for the year ended December 31, 2012 was positively affected by the curtailment gain of $285 million resulting from the changes to the pension plan and health and dental benefits in ArcelorMittal Dofasco in Canada and included a charge of $72 million corresponding to one-time signing bonus and actuarial losses related to post retirement benefits following the conclusion of the new US labor agreement.

Brazil

Operating income for the Brazil segment for the year ended December 31, 2013 was $1.2 billion compared to $0.6 billion for the year ended December 31, 2012. Operating income for the segment amounted to $0.7 billion for the second half of the year, compared to operating income of $0.5 billion in the first half of the year. Operating income improved by $0.6 billion in 2013 as compared to 2012 primarily due to a positive price cost squeeze and improved profitability in South America.

Europe

Operating loss for the Europe segment for the year ended December 31, 2013 was $1.0 billion compared to operating loss of $5.7 billion for the year ended December 31, 2012. Operating loss for the segment amounted to $0.7 billion for the second half of the year, compared to operating loss of $0.3 billion in the first half of the year. Despite the continuous difficult economic environment in Europe reflected in lower average steel selling prices in 2013 compared to 2012 (which represented a decrease of approximately €50/tonne for flat products), shipments increased by 2% in 2013 as a result of a mild pick-up in demand particularly in the second half of 2013. Excluding impairment and restructuring charges, gain on sale of carbon dioxide credits and unwinding of hedges on raw material purchases, operating income for the year improved by $0.4 billion reflecting higher shipment volumes and benefits from management gains and asset optimization.

Europe’s operating loss included restructuring costs amounting to $517 million, including $137 million of costs incurred for the long-term idling of the Florange liquid phase in ArcelorMittal Atlantique et Lorraine (including voluntary separation scheme costs, site rehabilitation / safeguarding  costs and take or pay obligations) and $354 million (including social and environmental costs) as a result of the agreed industrial and social plan for the finishing facilities at the Liège site of ArcelorMittal Belgium. These charges were partially offset by a reversal of provisions of $38 million in France and Spain following the revision of certain assumptions. Europe’s operating loss was reduced by a non-cash gain of $92 million corresponding to the final recycling of income relating to unwinding of hedges on raw material purchases.

Europe’s operating loss included also impairment charges of $86 million, of which was $55 million in connection with the long-term idling of the ArcelorMittal Tallinn galvanizing line in Estonia largely offset by the reversal of an impairment loss of $52 million at the Liège site of ArcelorMittal Belgium following the restart of the hot dip galvanizing line HDG5, $24 million primarily relating to the closure of the organic coating and tin plate lines at the Florange site of ArcelorMittal Atlantique et Lorraine in France and an impairment charge of $41 million with respect to the subsidiaries included in the agreed sale of certain steel cord assets in the US, Europe and Asia to the joint venture partner Kiswire Ltd.

Europe’s operating loss for the year ended December 31, 2012 mainly resulted from a $4,308 million ($2,493, $1,010 and $805 million for the former Flat Carbon Europe, Long Carbon Americas and Europe and Distribution Solutions segments, respectively) impairment charge of goodwill and $502 million impairment losses related to property, plant and equipment in the framework of asset optimization, including $130 million in respect of the long-term idling of the liquid phase at the Florange site of ArcelorMittal Atlantique et Lorraine in France, $296 million with respect to the intention to permanently close the coke plant and six finishing lines at the Liège site of ArcelorMittal Belgium and $61 million related to the extended idling of the electric arc furnace and continuous caster at the Schifflange site in Luxembourg. Impairment losses also included a charge of $222 million relating to facilities in Spain and North Africa in the Long Carbon Europe operating segment; in determining these expenses, the Company analyzed the recoverable amount of these facilities based on their value in use and determined that the recoverable amount from these facilities was less than their carrying amount. In addition, operating loss for the year ended December 31, 2012 was increased by restructuring costs amounting to $587 million as part of asset optimization, of which $231 million related to the closure of the primary facilities at the Liège site of ArcelorMittal Belgium and $64 million associated with separation schemes primarily relating to ArcelorMittal Poland. These charges were partially offset by a gain of $220 million recorded on the sale of carbon dioxide credits (the proceeds of which will be re-invested in energy saving projects), a non-cash gain of $566 million relating to unwinding of hedges on raw material purchases and the $331 million gain on disposal of Skyline Steel.

ACIS

Operating loss for the ACIS segment for the year ended December 31, 2013 was $0.5 billion, compared to operating loss of $0.1 billion for the year ended December 31, 2012. Lower profitability in 2013 was primarily due to a negative price-cost squeeze, lower average steel selling prices, which declined 9% compared to 2012 and lower shipments (down 4% as compared to 2012). Operating loss for the segment amounted to $317 million for the second half of the year, compared to $140 million in the first half. Operating loss in the second half included a charge of $181 million related to the Thabazimbi mine in ArcelorMittal South Africa following the transfer of the operating and financial risks of the asset to Kumba as a result of the iron ore supply agreement signed with Sishen on November 5, 2013. Operating loss for the first half of 2013 was increased by the impact of the fire that occurred in February at the Vanderbijlpark plant in ArcelorMittal South Africa. It caused extensive damage to the steel making facilities resulting in an immediate shutdown of the facilities.  No injuries were reported as a result of the incident. Repairs were completed and full operations resumed during the second week of April 2013. An estimated 361,000 tonnes of production volumes was lost as a result of the incident. The resulting operating loss net of insurance indemnification is currently estimated at $56 million.

Operating loss for the year ended December 31, 2012 included the gain on disposal of Paul Wurth for $242 million.

Mining

Operating income for the Mining segment for the year ended December 31, 2013 was stable at $1.2 billion, compared to operating income of $1.2 billion for the year ended December 31, 2012. The stability in operating income in 2013 generally reflected slightly improved iron ore prices partly offset by lower coal selling prices.  As noted above, the average reference price of iron ore increased from $130/tonne CFR China for 62% Fe in 2012 to $135.2/tonne in 2013. Coal prices decreased by $51/tonne between 2012 and 2013. Iron ore marketable volume for the year ended December 31, 2013 was 35.1 million tonnes, compared to 28.8 million tonnes for the year ended December 31, 2012. Coal marketable volume for the year ended December 31, 2013 was slightly lower at 4.8 million tonnes, compared to 5.1 million tonnes for the year ended December 31, 2012. Operating income for the year ended December 31, 2013 was negatively impacted by impairment charges of $0.2 billion including $101 million and $61 million for the costs associated with the discontinued iron ore projects in Senegal and Mauritania, respectively. The increase in cost of sales from $4.0 billion in 2012 to $4.4 billion in 2013 resulted from the $0.2 billion impairment charge mentioned above and the remaining increase by 5% was primarily related to higher shipments.

Operating income for the segment amounted to $0.6 billion for the second half of the year, compared to $0.6 billion in the first half. Operating income for the second half of 2013 was negatively affected by the above mentioned impairment charges.

Income (Loss) from Associates, Joint Ventures and Other Investments

ArcelorMittal recorded a loss of $442 million from associates, joint ventures and other investments for the year ended December 31, 2013, as compared with income from associates, joint ventures and other investments of $185 million for the year ended December 31, 2012. Loss for the year ended December 31, 2013 included impairment charges for a total amount of $422 million, of which $200 million related to the Company’s 47% stake in the associate China Oriental as a result of current expectations regarding future performance. In addition, the Company recorded an impairment charge of $111 million relating to the Company’s 50% interest in the associate Kiswire ArcelorMittal Ltd in the framework of the agreed sale of certain steel cord assets to the joint venture partner Kiswire Ltd. (with another impairment charge recorded in cost of sales in the Europe segment as described above and in note 5 to ArcelorMittal’s consolidated financial statements).  Loss for the year ended December 31, 2013 also included an impairment charge of $111 million relating to the associate Coal of Africa as a result of lower profitability and decline in market value. Loss for the year ended December 31, 2013 included a charge of $57 million following the disposal of a 6.66% interest in Erdemir shares by way of a single accelerated bookbuilt offering to institutional investors. See “Item 4.A—Information on the Company—History and Development of the Company—Key Transactions and Events in 2013”. In addition, loss for the year ended December 31, 2013 included a $56 million expense for contingent consideration with respect to the Gonvarri Brasil acquisition made in 2008 partly offset by a gain of $45 million with respect to the sale of a 10% interest in Hunan Valin Steel Tube and Wire Co. Ltd. (“Hunan Valin”) following the exercise of the first and second put options. On February 8, 2014, the Company exercised the third put option and decreased its interest in Hunan Valin to 15.05%.

Income from associates, joint ventures and other investments for the year ended December 31, 2012 included a net gain of $101 million on the disposal of a 6.25% stake in Erdemir and an impairment loss of $185 million, reflecting the reduction of the carrying amount of the investment in Enovos to the net proceeds from the sale.

Financing Costs-Net

Net financing costs include net interest expense, revaluation of financial instruments, net foreign exchange income/expense (i.e., the net effects of transactions in a foreign currency other than the functional currency of a subsidiary) and other net financing costs (which mainly include bank fees, accretion of defined benefit obligations and other long-term liabilities). Net financing costs were slightly higher for the year ended December 31, 2013, at $3.1 billion, as compared with $2.9 billion for the year ended December 31, 2012.

Net interest expense (interest expense less interest income) was $1.8 billion for the year ended December 31, 2013 as compared to $1.9 billion for the year ended December 31, 2012. Interest expense was slightly lower for the year ended December 31, 2013 at $1.9 billion, compared to interest expense of $2.0 billion for the year ended December 31, 2012, primarily due to the positive effect of lower debt following the tender and repayment of bonds and privately placed notes at the end of June 2013 (See “Item 4.A—

Information on the Company—History and Development of the Company—Key Transactions and Events in 2013”), partly offset by step-ups in the interest rate payable on most of the Company’s outstanding bonds as a result of the Company’s rating downgrades in the second half of 2012. Interest income for the year ended December 31, 2013 amounted to $0.1 billion, compared to $0.2 billion for the year ended December 31, 2012.

Foreign exchange and other net financing costs (which include bank fees, interest on pensions and fair value adjustments of derivative instruments) increased slightly from  $0.9 billion for the year ended December 31, 2012 to $1.3 billion for the year ended December 31, 2013. Foreign exchange and other net financing costs for the year ended December 31, 2013 included an expense of $80 million relating to interest and penalties with respect to the settlement of a tax amnesty program in Brazil.

Income Tax Expense (Benefit)

ArcelorMittal recorded a consolidated income tax expense of $0.2 billion for the year ended December 31, 2013, as compared to a consolidated income tax benefit of $1.9 billion for the year ended December 31, 2012. The full year 2013 income tax expense includes an expense of $222 million related to the settlement of two tax amnesty programs in Brazil. For additional information related to ArcelorMittal’s income taxes, see Note 21 to ArcelorMittal’s consolidated financial statements.

 ArcelorMittal’s consolidated income tax expense (benefit) is affected by the income tax laws and regulations in effect in the various countries in which it operates and the pre-tax results of its subsidiaries in each of these countries, which can vary from year to year. ArcelorMittal operates in jurisdictions, mainly in Eastern Europe and Asia, which have a structurally lower corporate income tax rate than the statutory tax rate as in effect in Luxembourg (29.22%), as well as in jurisdictions, mainly in Western Europe and the Americas, which have a structurally higher corporate income tax rate.

The statutory income tax expense (benefit) and the statutory income tax rates of the countries that most significantly resulted in the tax expense (benefit) at statutory rate for each of the years ended December 31, 2012 and 2013 are as set forth below:

	2012		2013
	Statutory income tax	Statutory income tax rate	Statutory income tax	Statutory income tax rate
United States	133	35.00%	(120)	35.00%
Argentina	43	35.00%	52	35.00%
France	(312)	34.43%	(224)	34.43%
Brazil	(124)	34.00%	94	34.00%
Belgium	(44)	33.99%	(208)	33.99%
Germany	(225)	30.30%	(138)	30.30%
Spain	(253)	30.00%	(218)	30.00%
Luxembourg	(1,343)	29.22%	203	29.22%
Mexico	71	28.00%	(93)	30.00%
South Africa	(24)	28.00%	(57)	28.00%
Canada	174	26.90%	240	26.90%
Algeria	(21)	25.00%	(26)	25.00%
Russia	18	20.00%	(14)	20.00%
Kazakhstan	13	20.00%	(24)	20.00%
Czech Republic	19	19.00%	(7)	19.00%
Poland	(23)	19.00%	(8)	19.00%
Romania	(4)	16.00%	(29)	16.00%
Ukraine	(58)	16.00%	(32)	16.00%
Dubai	-	0.00%	-	0.00%
Others	(156)		18
Total	(2,116)		(591)

Note: The statutory tax rates are the (future) rates enacted or substantively enacted by the end of the respective period.

Non-Controlling Interests

Net loss attributable to non-controlling interests was $30 million for the year ended December 31, 2013, as compared with net loss attributable to non-controlling interests of $117 million for the year ended December 31, 2012. Net loss attributable to non-controlling interests decreased in 2013 primarily as a result of income attributable to non-controlling interests in ArcelorMittal Mines Canada following the sale of a 15% stake in the first half of 2013.

Net Loss Attributable to Equity Holders of the Parent

ArcelorMittal’s net loss attributable to equity holders of the parent for the year ended December 31, 2013 amounted to $2.5 billion compared to net loss attributable to equity holders of $3.3 billion for the year ended December 31, 2012, for the reasons discussed above.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Sales, Steel Shipments, Average Steel Selling Prices and Mining Production

The following tables provide a summary of ArcelorMittal’s sales, steel shipments, changes in average steel selling prices by reportable segment and mining (iron ore and coal) production and shipments for the year ended December 31, 2012 as compared to the year ended December 31, 2011:

		Sales for the Year ended December 31,[1]		Steel Shipments for the Year ended December 31,[2]		Changes in
	Segment	2011 (in $ millions)	2012 (in $ millions)	2011 (thousands of MT)	2012 (thousands of MT)	Sales (%)	Steel Shipments (%)	Average Steel Selling Price (%)
	NAFTA	20,617	20,760	21,429	22,394	1	5	(3)
	Brazil	11,908	10,156	10,658	9,654	(15)	(9)	(6)
	Europe	49,783	42,499	39,432	37,531	(15)	(5)	(11)
	ACIS	10,922	10,197	12,604	12,921	(7)	3	(9)
	Mining	6,365	5,493	N/A	N/A	(14)	N/A	N/A
	Total	93,973	84,213	83,456	82,182	(10)	(2)	(8)

1	Amounts are prior to inter-segment eliminations (except for total) and sales include non-steel sales.
2	Amounts are prior to inter-segment eliminations (except for total).

		Year ended December 31,
	Mining shipments (million tonnes) [1]	2011	2012
	Total iron ore shipments [2]	51.6	54.4
	Iron ore shipped externally and internally and reported at market price [3]	28.0	28.8
	Iron ore shipped externally	9.0	10.4
	Iron ore shipped internally and reported at market price [3]	19.0	18.4
	Iron ore shipped internally and reported at cost-plus [3]	23.6	25.6

	Total coal shipments [4]	8.2	8.2
	Coal shipped externally and internally and reported at market price [3]	4.9	5.1
	Coal shipped externally	3.5	3.3
	Coal shipped internally and reported at market price [3]	1.4	1.8
	Coal shipped internally and reported at cost-plus [3]	3.3	3.1

1

There are three categories of sales: (1) “External sales”: mined product sold to third parties at market price; (2) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities reported at prevailing market prices; (3) “Cost-plus tonnes”:  internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are reported at market price or reported at cost-plus is whether or not the raw material could practically be sold to third parties (i.e., there is a potential market for the product and logistics exist to access that market).

2

Total of all finished products of fines, concentrate, pellets and lumps and includes tonnes shipped externally and internally and reported at market price as well as tonnes shipped internally on a cost-plus basis.

3

Market-priced tonnes represent amounts of iron ore and coal from ArcelorMittal mines that could practically be sold to third parties.  Market-priced tonnes that are transferred from the Mining segment to the Company’s steel producing segments are reported at the prevailing market price.  Shipments of raw materials that do not constitute market-priced tonnes are transferred internally on a cost-plus basis.

4	Total of all finished products of coal and includes tonnes shipped externally and internally and reported at market price as well as tonnes shipped internally on a cost-plus basis.

				Year ended December 31,
	Iron ore production (million metric tonnes) [1]	Type	Product	2011	2012
	Own mines
	North America [2]	Open pit	Concentrate, lump, fines and pellets	29.7	30.3
	South America	Open pit	Lump and fines	5.3	4.1
	Europe	Open pit	Concentrate and lump	1.9	2.1
	Africa	Open pit / Underground	Fines	2.6	4.7
	Asia, CIS & Other	Open pit / Underground	Concentrate, lump, fines and sinter feed	14.6	14.7
	Total own iron ore production			54.1	55.9
	Strategic long-term contracts - iron ore
	North America [3]	Open pit	Pellets	4.6	7.6
	Africa [4]	Open pit	Lump and fines	6.5	4.7
	Total strategic long-term contracts - iron ore			11.1	12.3

	Total			65.2	68.1

1	Total of all finished production of fines, concentrate, pellets and lumps.
2	Includes own mines and share of production from Hibbing (United States, 62.30%) and Peña (Mexico, 50%).
3	Consists of a long-term supply contract with Cleveland Cliffs for purchases made at a previously set price, adjusted for changes in certain steel prices and inflation factors.
4

Includes purchases under a strategic agreement with SIOC. Prices for purchases under the July 2010 interim agreement with Kumba (as extended and amended several times) have been on a fixed-cost basis since March 1, 2010. Following an agreement reached on December 13, 2012, SIOC supplied a maximal annual volume of 4.8 million tonnes of iron ore at an average price of $65 per tonne with effect from January 1, 2013.

				Year ended December 31,
	Coal production (million metric tonnes)			2011	2012
	Own mines
	North America			2.43	2.44
	Asia, CIS & Other			5.90	5.77
	Total own coal production			8.32	8.21
	North America [1]			0.32	0.36
	Africa [2]			0.30	0.35
	Total strategic long-term contracts - coal			0.62	0.72

	Total			8.94	8.93

1	Includes strategic agreement - prices on a fixed price basis.
2	Includes long-term lease - prices on a cost-plus basis.

ArcelorMittal had sales of $84.2 billion for the year ended December 31, 2012, representing a decrease of 10% from sales of $94.0 billion for the year ended December 31, 2011.  In the first half of 2012, sales of $45.2 billion represented a 4% decrease from sales of $47.3 billion in the first half of 2011, primarily due to a drop in average steel prices and marginally lower shipments, resulting from weaker market conditions compared to 2011, particularly in Europe, and relative appreciation of the U.S. dollar. In the second half of 2012, sales of $39.0 billion represented a 16% and 14% decrease from sales of $46.7 billion and $45.2 billion in the second half of 2011 and in the first half of 2012, respectively, primarily driven by lower average steel prices and lower steel shipments, due to weak market conditions compared to the first half of 2011 and the first half of 2012.

ArcelorMittal had steel shipments of 82.2 million tonnes for the year ended December 31, 2012, representing a decrease of 2% from steel shipments of 83.5 million tonnes for the year ended December 31, 2011. Average steel selling price for the year ended December 31, 2012 decreased 8% compared to the year ended December 31, 2011 following the decrease in key raw material prices, demand contraction in Europe and economic slowdown in China. Average steel selling price in the first half of 2012 decreased by 6%

from the same period in 2011, while average steel selling price in the second half of the year was down 11% from the same period in 2011.

ArcelorMittal had own iron ore production of 55.9 million tonnes for the year ended December 31, 2012, an increase of 3% as compared to 54.1 million tonnes for the year ended December 31, 2011. ArcelorMittal had own coking coal production of 8.2 million tonnes for the year ended December 31, 2012, a decrease of 1% as compared to 8.3 million tonnes for the year ended December 31, 2011.

NAFTA

Sales in the NAFTA segment were $20.8 billion for the year ended December 31, 2012, representing an increase of 1% as compared to $20.6 billion for the year ended December 31, 2011. Sales increased primarily due to an increase in shipments of 5% offset by a decrease of 3% in average steel selling prices. Sales in the first half of 2012 were $11 billion, up 7% from the same period in 2011 primarily driven by a 7% increase in shipments. In the second half of the year, sales were $9.8 billion, down 6% from the same period in 2011 primarily driven by a 7% decrease in average steel selling prices offset slightly with a 2% increase in shipments.

Total steel shipments were 22.4 million tonnes for the year ended December 31, 2012 representing an increase of 5% compared to the year ended December 31, 2011. Shipments were 11.4 million tonnes in the first half of 2012, up 7% from the same period in 2011; similarly shipments in the second half of the year were 11 million tonnes, up 2% from the same period in 2011.

Average steel selling price decreased 3% for the year ended December 31, 2012 as compared to the year ended December 31, 2011. Average steel selling price in the first half of 2012 was up 1% from the same period in 2011, while average steel selling price in the second half of the year was down 7% from the same period in 2011.

Brazil

In the Brazil segment, sales were $10.2 billion for the year ended December 31, 2012, representing a decrease of 15% from sales of $11.9 billion for the year ended December 31, 2011. The decrease was due both to a 6% decrease in average steel selling price along with a 9% decrease in steel shipments.  Sales in the first half of 2012 were $5.2 billion, down 12% from the same period in 2011, while sales in the second half of the year were $4.9 billion, down 18% from the same period in 2011.

Total steel shipments reached 9.7 million tonnes for the year ended December 31, 2012, a decrease of 9% from steel shipments for the year ended December 31, 2011. Shipments were 4.9 million tonnes in the first half of 2012, down 4% from the same period in 2011, while shipments in the second half of the year were 4.7 million tonnes, down 15% from same period in 2011.

Average steel selling price decreased 6% for the year ended December 31, 2012 as compared to the year ended December 31, 2011 primarily due to the weakening of local currency against the U.S. dollar.  Average steel selling price in the first half of 2012 was down 6% from the same period in 2011, while average steel selling price in the second half of the year was down 5% from the same period in 2011.

Europe

Sales in the Europe segment were $42.5 billion for the year ended December 31, 2012, representing a decrease of 15% as compared to $49.8 billion for the year ended December 31, 2011. The decrease was primarily due to a 11% decrease in average steel selling price while steel shipments decreased by 5%. Sales in the first half of 2012 were $23.1 billion, down 10% from the same period in 2011, and in the second half of the year sales were $19.4 billion, down 19% from the same period in 2011.

Total steel shipments were 37.5 million tonnes for the year ended December 31, 2012, a decrease of 5% from steel shipments for the year ended December 31, 2011. Shipments were 20.1 million tonnes in the first half of 2012, down 4% from the same period in 2011, while shipments in the second half of the year were 17.4 million tonnes, down 6% from the same period in 2011.  The decrease in the second half of 2012 resulted in particular from market weakening and strong destocking activity in the fourth quarter.

Average steel selling price decreased 11% for the year ended December 31, 2012 as compared to the year ended December 31, 2011. The decline in average steel selling prices was mainly due to the weakening of the euro against the U.S. dollar, the reduction of raw material prices and demand contraction in Europe. Average steel selling price in the first half of 2012 was down 10% from the same period in 2011, while average steel selling price in the second half of the year was down 13% from the same period in 2011.

ACIS

In the ACIS segment, sales were $10.2 billion for the year ended December 31, 2012, representing a decrease of 7% from sales of $10.9 billion for the year ended December 31, 2011. The decrease was primarily due to a 9% decrease in average selling price.  Sales in the first half of 2012 were $5.5 billion, up 1% from the same period in 2011, while sales in the second half of the year were $4.7 billion, down 14% from the same period in 2011.

Total steel shipments reached 12.9 million tonnes for the year ended December 31, 2012, an increase of 3% from steel shipments for the year ended December 31, 2011. Shipments were 6.7 million tonnes in the first half of 2012, up 4% from the same period in 2011, while shipments in the second half of the year were 6.2 million tonnes, up 1% from the same period in 2011.

Average steel selling price decreased 9% for the year ended December 31, 2012 as compared to the year ended December 31, 2011. This decrease was mainly related to the weakening of the South African rand against U.S. dollar, lower prices in CIS and African markets following lower raw material prices and economic slowdown in China resulting in lower prices in key markets. Average steel selling price in the first half of 2012 was down 5% from the same period in 2011, while average steel selling price in the second half of the year was down 14% from the same period in 2011.

Mining

In the Mining segment, sales were $5.5 billion for the year ended December 31, 2012, representing a decrease of 14% from sales of $6.4 billion for the year ended December 31, 2011. The decrease was primarily due to lower selling prices of iron ore and coal driven by a decrease in international prices, which was partially offset by higher shipments from own mines for both iron ore and coal. Lower selling prices on marketable coal and iron ore sales (internal market-priced plus external sales) accounted for approximately $1.2 billion of the decrease in the mining segment sales. Sales in the first half of 2012 were $2.9 billion, up 4% from the same period in 2011, while sales in the second half of the year were $2.6 billion, down 26% from the same period in 2011 (iron ore prices were down 26% during the same reference period). Sales to external customers were $1.7 billion for the year ended December 31, 2012, representing a 12% increase compared to $1.5 billion for the year ended December 31, 2011. The increase is mainly due to higher shipment volumes of iron ore sold externally. Iron ore shipments to external customers increased 15% from 9 million tonnes in 2011 to 10.4 million tonnes in 2012, and coal shipments to external customers decreased by 5% from 3.5 million tonnes to 3.3 million tonnes. The increase in the volume of external sales of iron ore was due in part to the Company’s increasing marketing efforts in anticipation of increasing mining production. The Company expects the trend toward an increase in the external sales as a percentage of overall mining sales to continue in the near to mid-term. With respect to prices, for example, the average benchmark iron ore price per tonne in 2012 of $130.0 CFR China (62% Fe) and the average benchmark price for hard coking coal (Low Volatile peak-down) FOB Australia in 2012 of $191.0 per tonne were 22% and 35% lower than in 2011, respectively. It should be noted, however, that there may not be a direct correlation between benchmark prices and actual selling prices in various regions at a given time.

Operating Income (Loss)

The following table provides a summary of operating income (loss) and operating margin of ArcelorMittal for the year ended December 31, 2012, as compared with operating income and operating margin for the year ended December 31, 2011:

		Operating Income (Loss) for the Year ended December 31,[1]		Operating Margin
	Segment	2011 (in $ millions)	2012 (in $ millions)	2011 (%)	2012 (%)
	NAFTA	1,264	1,243	6	6
	Brazil	953	561	8	6
	Europe	(369)	(5,725)	(1)	(13)
	ACIS	741	(54)	7	(1)
	Mining	2,578	1,209	41	22
	Total adjustments to segment operating income and other [2]	37	121	(1)	(2)
	Total consolidated operating income	5,204	(2,645)

1	Segment amounts are prior to inter-segment eliminations.
2

Total adjustments to segment operating income and other reflects certain adjustments made to operating income of the segments to reflect corporate costs, income from non-steel operations (e.g. energy, logistics and shipping services) and the elimination of stock margins between the segments. See table below.

		Year ended December 31,
		2011 (in $ millions)	2012 (in $ millions)
	Corporate and shared services [1]	(7)	(82)
	Financial activities	12	13
	Shipping and logistics	55	24
	Intragroup stock margin eliminations [2]	15	216
	Depreciation and impairment	(38)	(50)
	Total adjustments to segment operating income and other	37	121

1	Includes primarily staff and other holding costs and results from shared service activities.
2

In 2012, inventory levels decreased as compared to 2011, which combined with reduction in margins due to decrease in iron ore prices and increase in cost of production, resulted in lower intragroup margin eliminations.

ArcelorMittal’s operating loss for the year ended December 31, 2012 was $2.6 billion, as compared with an operating income of $5.2 billion for the year ended December 31, 2011. The operating loss in 2012 reflected the $4.3 billion impairment of goodwill in the European businesses and $1.3 billion charges related to asset optimization (of which $0.7 billion of fixed asset impairment charges and $0.6 billion of restructuring charges) as well as price-cost squeeze during the year, primarily in steel, but also in mining, following reduction of raw material prices, demand contraction in Europe and economic slowdown in China.

Operating income in the first half of 2012 was lower than in the first half of 2011, slightly positive in the third quarter and then decreased to a significant operating loss in the fourth quarter of 2012, when the above-mentioned impairment loss was recognized. Cost of sales consists primarily of purchases of raw materials necessary for steel-making (iron ore, coke and coking coal, scrap and alloys), electricity, repair & maintenance costs, as well as direct labor costs, depreciation and impairment. Cost of sales for the year ended December 31, 2012 was $83.5 billion as compared to $85.2 billion for the year ended December 31, 2011. Excluding impairment losses of $5 billion described below, cost of sales decreased by 8% as a result of lower shipments and lower raw material prices. SG&A for the year ended December 31, 2012 were $3.3 billion as compared to $3.6 billion for the year ended December 31, 2011. SG&A remained relatively stable compared to sales as it represented 3.9% of sales for the year ended December 31, 2012 as compared to 3.8% for the year ended December 31, 2011.

Operating loss for the year ended December 31, 2012 included impairment losses of $5,035 million, which compared to impairment losses of $331 million for the year ended December 31, 2011. These impairment losses included a charge of $4,308 million with respect to goodwill in the European operating segments ($2,493 million, $1,010 million and $805 million for the former segments Flat Carbon Europe, Long Carbon Europe and Distribution Solutions, respectively), as a result of the downward revision of cash flow projections due to the weak macro economic and market environment in Europe and the expectation that this situation will persist over the near medium term. Impairment losses also included a charge of $222 million relating to facilities in Spain and North Africa in the former Long Carbon Europe operating segment; in determining these expenses, the Company analyzed the recoverable amount of these facilities based on their value in use and determined that the recoverable amount from these facilities was less than their carrying amount. In connection with long term idled assets, the Company recorded an impairment loss of $505 million including $130 million related to the liquid phase at the Florange site of ArcelorMittal Atlantique et Lorraine in France (Europe) and $61 million recorded in connection with the extended idling of the electric arc furnace and continuous caster at the Schifflange site of ArcelorMittal Rodange & Schifflange in Luxembourg (Europe). ArcelorMittal also recognized an impairment loss amounting to $296 million in respect of the intended permanent closure of the coke plant and six finishing lines at the Liège site of ArcelorMittal Belgium (Europe).

Operating loss for the year ended December 31, 2012 was reduced by a net gain of $220 million recorded on the sale of carbon dioxide credits (the proceeds of which will be re-invested in energy saving projects), a non-cash gain of $566 million relating to unwinding of hedges on raw material purchases (see “—Overview—Impact of Exchange Rate Movements”), gains on disposal of Skyline Steel and the stake in Paul Wurth for $331 million and 242 million, respectively, and a curtailment gain of $285 million due to changes to the employee benefit plans at ArcelorMittal Dofasco.

Operating loss for the year ended December 31, 2012 was negatively impacted by restructuring costs associated with asset optimization, totaling $587 million, primarily affecting various entities within the Europe segment. Operating loss for the year ended December 31, 2012 was also negatively impacted by a charge of $72 million including one-time signing bonus and actuarial losses related to post retirement benefits following the conclusion of the new US labor agreement.

NAFTA

Operating income for the NAFTA segment amounted to $1.2 billion for the year ended December 31, 2012, compared to operating income of $1.3 billion for the year ended December 31, 2011. The decrease in operating income in 2012 generally reflected price-cost squeeze effects following lower average steel selling prices in North American operations. Operating income was also negatively impacted by the weaker market conditions in the international slab market and the South American markets which affected the results of the Mexican operations. Operating income for the segment amounted to $0.2 billion for the second half of the year, compared to operating income of $1.0 billion in the first half. The operating income in the second half of 2012 reflected the effect of a price-cost squeeze, especially in North America in the fourth quarter, in which the operating loss was substantially driven by a 5%

decrease in average selling price as compared to the third quarter of 2012. Operating income for the first half of the year was positively impacted by the curtailment gain of $285 million resulting from the changes to the pension plan and health and dental benefits in ArcelorMittal Dofasco in Canada. Operating income for the second half of the year included a charge of $72 million related to a one-time signing bonus linked to post retirement benefits following the conclusion of the new US labor agreement.

Brazil

Operating income for the Brazil segment for the year ended December 31, 2012 was $0.6 billion compared to $1.0 billion for the year ended December 31, 2011. Operating income for the segment amounted to $0.2 billion for the second half of the year, compared to $0.4 in the first half of the year.  Operating income was negatively impacted by the weaker market conditions in the international slab market and the South American markets which affected the results of the Brazilian operations.

Europe

Operating loss for the Europe segment for the year ended December 31, 2012 was $5.7 billion compared to operating loss of $0.4 billion for the year ended December 31, 2011. Operating loss for the segment amounted to $5.6 billion for the second half of the year, compared to operating loss of $0.1 billion in the first half of the year. Operating loss for the year ended December 31, 2012 occurred in a context of deterioration of the economic environment in Europe resulting in lower shipment volumes (-5%), lower average steel selling prices (-11%) and price-cost squeeze effects. The Europe segment is particularly exposed to price-cost squeeze effects resulting from the overhang of high-cost raw material inventories and the negative impact of the time lag of passing along increases in cost to customers, as it does not have a significant amount of captive iron ore supply, and demand contraction in Europe, where apparent steel consumption declined by 9% in 2012 compared to 2011.

Europe’s operating loss (particularly in the second half of the year) mainly resulted from a $4,308 million ($2,493, $1,010 and $805 million for the former Flat Carbon Europe, Long Carbon Americas and Europe and Distribution Solutions segments, respectively) impairment charge of goodwill and $502 million impairment losses related to property, plant and equipment in the framework of asset optimization, of which $130 million in respect of the long term idling of the liquid phase at the Florange site of ArcelorMittal Atlantique et Lorraine in France, $296 million with respect to the intention to permanently close the coke plant and six finishing lines at the Liège site of ArcelorMittal Belgium and $61 million related to the extended idling of the electric arc furnace and continuous caster at the Schifflange site in Luxembourg. Impairment losses also included a charge of $222 million relating to facilities in Spain and North Africa in the former Long Carbon Europe operating segment; in determining these expenses, the Company analyzed the recoverable amount of these facilities based on their value in use and determined that the recoverable amount from these facilities was less than their carrying amount. In addition, operating loss for the year ended December 31, 2012 was increased by restructuring costs amounting to $587 million as part of asset optimization, of which $231 million related to the closure of the primary facilities at the Liège site of ArcelorMittal Belgium and $64 million associated with separation schemes primarily relating to ArcelorMittal Poland. These charges were partially offset by a gain of $220 million recorded on the sale of carbon dioxide credits (the proceeds of which will be re-invested in energy saving projects), a non-cash gain of $566 million relating to unwinding of hedges on raw material purchases and a $331 million gain on disposal of Skyline Steel.

Operating income for the year ended December 31, 2011 had been negatively impacted by impairment losses of $301 million relating to various idled facilities (including $85 million for the primary facilities of ArcelorMittal Liège Upstream, Belgium and $151 million related to the extended idling of the ArcelorMittal Madrid electric arc furnace). These charges were offset by a gain of $93 million recorded on the sale of carbon dioxide credits (the proceeds of which will be re-invested in energy saving projects) and a non-cash gain of $600 million relating to unwinding of hedges on raw material purchases. In addition, operating income for the year ended December 31, 2011 had been negatively impacted by restructuring costs associated with asset optimization, totaling $219 million, primarily relating to Spanish entities.

ACIS

Operating loss for the ACIS segment for the year ended December 31, 2012 was $0.1 billion, compared to operating income of $0.7 billion for the year ended December 31, 2011. Lower profitability in 2012 was primarily due to lower average steel selling prices, which declined 9% compared to 2011. Operating loss for the segment amounted to $39 million for the second half of the year, compared to $15 million in the first half. Operating income in the second half included the gain on disposal of Paul Wurth for $242 million. Excluding this gain, profitability decreased significantly during the second half of 2012 and in particular in the fourth quarter due to negative price-cost squeeze and lower volumes sold.

Mining

Operating income for the Mining segment for the year ended December 31, 2012 was $1.2 billion, compared to operating income of $2.6 billion for the year ended December 31, 2011. The 54% decrease in operating income in 2012 generally reflected lower iron ore and coal selling prices and higher input costs.  In terms of selling prices, as noted above, the average reference price of iron ore decreased from $167.59/tonne CFR China for 62% Fe in 2011 to $130/tonne in 2012. Iron ore marketable volume for the year ended December 31, 2012 was 28.8 million tonnes, compared to 28.0 million tonnes for the year ended December 31, 2011. Coal marketable volume for the year ended December 31, 2012 was stable at 5.1 million tonnes, compared to 4.9 million tonnes for the year ended December 31, 2011. Cost of sales increased from $3.7 billion to $4.0 billion, an increase of 8% primarily due to higher shipments and higher input cost.

Operating income for the segment amounted to $0.4 billion for the second half of the year, compared to $0.8 billion in the first half. The decrease in the second half of 2012 was primarily driven by lower iron ore and coal selling prices as well as lower shipments of marketable volumes (internal transfers reported at market price and external sales) from own mines for iron ore.

Income (Loss) from Associates, Joint Ventures and Other Investments

ArcelorMittal recorded $0.2 billion of income from associates, joint ventures and other investments for the year ended December 31, 2012, as compared with income from associates, joint ventures and other investments of $0.6 billion for the year ended December 31, 2011. Income for the year ended December 31, 2012 was lower compared to 2011 due to losses from Chinese investees and impacts of disposals.  It included a net gain of $101 million on the disposal of a 6.25% stake in Erdemir and an impairment loss of $185 million, reflecting the reduction of the carrying amount of the investment in Enovos to the net proceeds from the sale. Income for the year ended December 31, 2011 included an impairment loss of $107 million, reflecting the reduction of the carrying amount of the investment in Macarthur Coal to the net proceeds from the sale, as a result of the Company’s withdrawal from the joint venture with Peabody Energy to acquire ownership of Macarthur Coal.

Financing Costs-Net

Net financing costs include net interest expense, revaluation of financial instruments, net foreign exchange income/expense (i.e., the net effects of transactions in a foreign currency other than the functional currency of a subsidiary) and other net financing costs (which mainly include bank fees, accretion of defined benefit obligations and other long-term liabilities). Net financing costs were relatively stable for the year ended December 31, 2012, at $2.9 billion, as compared with $3.0 billion for the year ended December 31, 2011.

Net interest expense (interest expense less interest income) was $1.9 billion for the year ended December 31, 2012 as compared to $1.8 billion for the year ended December 31, 2011. Interest expense was slightly higher for the year ended December 31, 2012 at $2.0 billion, compared to interest expense of $1.9 billion for the year ended December 31, 2011, primarily due to increased costs following the rating downgrades in August, November and December resulting in step-ups in the interest rate payable on most of the Company’s outstanding bonds. Interest income for the year ended December 31, 2012 amounted to $0.2 billion, compared to $0.1 billion for the year ended December 31, 2011.

Foreign exchange and other net financing costs (which include bank fees, interest on pensions, impairment of financial instruments and fair value adjustments of derivative instruments) remained stable; they amounted to $0.9 billion for the year ended December 31, 2012 as compared to costs of $1.2 billion for the year ended December 31, 2011. While these costs were relatively stable from year to year, there were significant variations from quarter to quarter, resulting from the impact of fluctuation in the €/$ exchange rate on the Company’s euro denominated debt (translation effect).

Income Tax Expense (Benefit)

ArcelorMittal recorded an income tax benefit of $1.9 billion for the year ended December 31, 2012, compared to an  income tax expense of $0.9 billion for the year ended December 31, 2011. The full year 2012 income tax benefit of $1.9 billion was primarily driven by deferred tax benefits recognized on write-downs of the value of shares of consolidated subsidiaries in Luxembourg, partially offset by reversal of deferred taxes in Europe and South America. For additional information related to ArcelorMittal’s income taxes, see Note 20 to ArcelorMittal’s consolidated financial statements.

ArcelorMittal’s consolidated income tax expense (benefit) is affected by the income tax laws and regulations in effect in the various countries in which it operates and on the pre-tax results of its subsidiaries in each of these countries, which can vary from year to year. ArcelorMittal operates in jurisdictions, mainly in Eastern Europe and Asia, that have a structurally lower corporate income tax rate than the statutory tax rate as in effect in Luxembourg (28.8% until December 31, 2012 – 29.22% as from 2013), and enjoys, mainly in Western Europe, structural (permanent) tax advantages such as notional interest deduction and tax credits. The income reported through the Company’s finance centers located principally in Belgium and Dubai is not taxable.

The statutory income tax expense (benefit) and the statutory income tax rates of the countries that most significantly resulted in the tax expense (benefit) at statutory rate for each of the years ended December 31, 2011 and 2012 are as set forth below:

	2011		2012
	Statutory income tax	Statutory income tax rate	Statutory income tax	Statutory income tax rate
United States	180	35.00%	133	35.00%
Argentina	30	35.00%	43	35.00%
France	(139)	34.43%	(312)	34.43%
Brazil	(14)	34.00%	(124)	34.00%
Belgium	617	33.99%	(44)	33.99%
Germany	(135)	30.30%	(225)	30.30%
Spain	(261)	30.00%	(253)	30.00%
Luxembourg	(534)	28.80%	(1,343)	29.22%
Mexico	114	28.00%	71	28.00%
South Africa	9	28.00%	(24)	28.00%
Canada	245	26.90%	174	26.90%
Algeria	(25)	25.00%	(21)	25.00%
Russia	7	20.00%	18	20.00%
Kazakhstan	114	20.00%	13	20.00%
Czech Republic	2	19.00%	19	19.00%
Poland	(4)	19.00%	(23)	19.00%
Romania	(30)	16.00%	(4)	16.00%
Ukraine	28	16.00%	(58)	16.00%
Dubai	-	0.00%	-	0.00%
Others	(113)		(156)
Total	91		(2,116)

Note: The statutory tax rates are the (future) rates enacted or substantively enacted by the end of the respective period.

Non-Controlling Interests

Net loss attributable to non-controlling interests was $117 million for the year ended December 31, 2012, as compared with net loss attributable to non-controlling interests of $3 million for the year ended December 31, 2011. The increase relates to lower income in subsidiaries with non-controlling interests, particularly in Africa.

Discontinued Operations

Net income from discontinued operations (i.e., the Company’s stainless steel business, which was spun-off into a separate company, Aperam, whose shares were distributed to ArcelorMittal shareholders in the first quarter of 2011) for the year ended December 31, 2012 was nil compared to $461 million for the year ended December 31, 2011, including $42 million of the post-tax net results contributed by the stainless steel business prior to the completion of the spin-off on January 25, 2011.  The balance of $419 million represents a one-time income from the recognition through the consolidated statements of operations of gains/losses relating to the demerged assets previously recognized in equity.

Net Income Attributable to Equity Holders of the Parent

ArcelorMittal’s net loss attributable to equity holders of the parent for the year ended December 31, 2012 amounted to $3.3 billion compared to net income attributable to equity holders of $2.4 billion for the year ended December 31, 2011, for the reasons discussed above.

B.    Liquidity and Capital Resources

ArcelorMittal’s principal sources of liquidity are cash generated from its operations and its credit facilities at the corporate level.

Because ArcelorMittal is a holding company, it is dependent upon the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses and meet its debt service obligations. Significant cash or cash equivalent balances may be held from time to time at the Company’s international operating subsidiaries, including in particular those in France, where the Company maintains a cash management system under which most of its cash and cash equivalents are centralized, and in Argentina, Brazil, South Africa, Ukraine and Venezuela. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions on such operating subsidiaries’ ability to pay dividends, but such restrictions are not significant in the context of ArcelorMittal’s overall liquidity. Repatriation of funds from operating subsidiaries may also be affected by tax and foreign exchange policies in place from time to time in the various countries where the Company operates, though none of these policies is currently significant in the context of ArcelorMittal’s overall liquidity.

In management’s opinion, ArcelorMittal’s credit facilities are adequate for its present requirements.

As of December 31, 2013, ArcelorMittal’s cash and cash equivalents, including restricted cash, amounted to $6.2 billion as compared to $4.5 billion as of December 31, 2012. In addition, ArcelorMittal had available borrowing capacity of $6.0 billion under its credit facilities as of December 31, 2013 as compared to $10.0 billion as of December 31, 2012.

As of December 31, 2013, ArcelorMittal’s total debt, which includes long-term debt and short-term debt, was $22.3 billion, compared to $26.3 billion as of December 31, 2012. Total debt decreased as compared to prior year mainly due to the repayment of €1.5 billion and $1.2 billion in unsecured bonds and notes upon maturity in June 2013 as well as other privately placed notes.  Net debt (defined as long-term debt plus short-term debt, less cash and cash equivalents and restricted cash) was $16.1 billion as of December 31, 2013, down from $21.8 billion at December 31, 2012. Net debt decreased as compared to prior period primarily due to improvement in cash from operations, cash proceeds from divestments and the issuance in January 2013 of shares (for gross proceeds of $1.75 billion) and of Mandatorily Convertible Subordinated Notes due 2016 (for gross proceeds of $2.25 billion). Most of the external debt is borrowed by the parent company on an unsecured basis and bears interest at varying levels based on a combination of fixed and variable interest rates. Gearing (defined as net debt divided by total equity) at December 31, 2013 was 30% as compared to 43% at December 31, 2012.

The margin under ArcelorMittal’s principal credit facilities and certain of its outstanding bonds is subject to adjustment in the event of a change in its long-term credit ratings. Due to, among other things, the weak steel industry outlook and ArcelorMittal’s credit metrics and level of debt, Standard & Poor’s, Moody’s and Fitch downgraded the Company’s rating to below “investment grade” in August, November and December 2012, respectively, and Standard & Poor’s and Moody’s currently have ArcelorMittal’s credit rating on negative outlook. These downgrades triggered the interest rate “step-up” clauses in most of the Company’s outstanding bonds, resulting in an increased incremental interest expense of $87 million in 2013 and $38 million in 2012.

ArcelorMittal’s principal credit facilities, which are (i) the syndicated revolving credit facility entered into on March 18, 2011, originally for an amount of $6 billion, but subsequently reduced by amendment on November 26, 2013 to $3.6 billion (the “$3.6 Billion Facility”) and (ii) the syndicated revolving credit facility entered into on May 6, 2010, originally for an amount of $4 billion, but subsequently reduced by amendment on November 26, 2013 to $2.4 billion and extended until November 6, 2018 (the “$2.4 Billion Facility”), contain restrictive covenants. Among other things, these covenants limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. These agreements also require compliance with a financial covenant, as summarized below.

The Company must ensure that the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the ArcelorMittal group for a Measurement Period, subject to certain adjustments as set out in the facilities) does not, at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of the Company), exceed a certain ratio. The Company refers to these ratios as the “Leverage Ratios”. Most of ArcelorMittal’s credit facilities have a Leverage Ratio of 3.5 to one. The $3.6 Billion Facility and $2.4 Billion Facility were recently amended to increase the Leverage Ratio to 4.25 to one. As of December 31, 2013, the Company was in compliance with the Leverage Ratios.

Non-compliance with the covenants in the Company’s borrowing agreements would entitle the lenders under such facilities to accelerate the Company’s repayment obligations. The Company was in compliance with the financial covenants in the agreements related to all of its borrowings as of December 31, 2013 and December 31, 2012.

As of December 31, 2013, ArcelorMittal had guaranteed approximately $0.4 billion of debt of its operating subsidiaries and $0.6 billion of total debt of ArcelorMittal Finance. ArcelorMittal’s debt facilities have provisions whereby the acceleration of the debt of another borrower within the ArcelorMittal group could, under certain circumstances, lead to acceleration under such facilities.

The following table summarizes the repayment schedule of ArcelorMittal’s outstanding indebtedness, which includes short-term and long-term debt, as of December 31, 2013.

		Repayment Amounts per Year
		(in billions of $)
	Type of Indebtedness as of December 31, 2013	2014	2015	2016	2017	2018	>2018	Total
	Term loan repayments
	- Convertible bonds[1]	2.5	-	-	-	-	-	2.5
	- Bonds	0.8	2.2	1.9	2.7	2.2	7.6	17.4
	Subtotal	3.3	2.2	1.9	2.7	2.2	7.6	19.9
	Long-term revolving credit lines	-	-	-	-	-	-	-
	- $3.6 billion syndicated credit facility	-	-	-	-	-	-	-
	- $2.4 billion syndicated credit facility	-	-	-	-	-	-	-
	Commercial paper[2]	-	-	-	-	-	-	-
	Other loans	0.8	0.3	0.5	0.2	0.1	0.5	2.4
	Total Gross Debt	$4.1	$2.5	$2.4	$2.9	$2.3	$8.1	$22.3

1

Represents the financial liability component of the approximately $2.5 billion of convertible bonds issued on April 1, 2009 (euro-denominated 7.25% convertible bonds due 2014 (the "Euro Convertibles") and May 6, 2009 (U.S. dollar denominated 5% convertible notes due 2014 (the "USD Convertibles"), respectively.

2	Commercial paper is expected to continue to be rolled over in the normal course of business.

The following table summarizes the amount of credit available as of December 31, 2013 under ArcelorMittal’s principal credit facilities:

Credit lines available	Facility Amount	Drawn	Available
$3.6 Billion Facility	$3.6	-	$3.6
$2.4 Billion Facility	$2.4	-	$2.4
Total committed lines	$6.0	-	$6.0

The average debt maturity of the Company was 6.2 years as of December 31, 2013, as compared to 6.1 years as of December 31, 2012.

Further information regarding ArcelorMittal’s outstanding long-term indebtedness as of December 31, 2013, including the breakdown between fixed rate and variable rate debt, is set forth in Note 17 to the Consolidated Financial Statements. Further information regarding ArcelorMittal’s use of financial instruments for hedging purposes is set forth in Note 18 to the Consolidated Financial Statements.

Financings

The principal financings of ArcelorMittal and its subsidiaries are summarized below by category. Further information regarding ArcelorMittal’s short-term and long-term indebtedness is provided in Note 17 to the Consolidated Financial Statements.

Principal Credit Facilities

On March 18, 2011, ArcelorMittal entered into a $6 billion facility (now defined herein as the $3.6 Billion Facility), a syndicated revolving credit facility which may be utilized for general corporate purposes and which matures in 2016. On November 26, 2013, the facility was amended and reduced to $3.6 billion. As of December 31, 2013, the $3.6 Billion Facility remains fully available.

On May 6, 2010, ArcelorMittal entered into a $4 billion facility (now defined herein as the $2.4 Billion Facility), a syndicated revolving credit facility which may be utilized for general corporate purposes. On November 26, 2013, the facility was amended and reduced to $2.4 billion and the maturity date extended from May 6, 2015 to November 6, 2018. As of December 31, 2013, the $2.4 Billion Facility remains fully available.

On September 30, 2010, ArcelorMittal entered into the $500 million revolving multi-currency letter of credit facility (the “Letter of Credit Facility”). The Letter of Credit Facility is used by the Company and its subsidiaries for the issuance of letters of credit and other instruments and matures on September 30, 2016. The terms of the letters of credit and other instruments contain certain restrictions as to duration. The Letter of Credit Facility was amended on October 26, 2012 to reduce its amount to $450 million.

On December 20, 2013, ArcelorMittal entered into a term loan facility in an aggregate amount of $300 million, maturing on December 20, 2016.  The facility may be used by the Group for the general corporate purposes.  Amounts repaid under this agreement may not be re-borrowed.

2013 Capital Markets Transactions

On January 14, 2013, ArcelorMittal completed an offering of 104,477,612 of its ordinary shares, priced at $16.75 per share, for a total aggregate amount of $1.75 billion. As a result of this offering, the aggregate number of ArcelorMittal shares issued and fully paid up increased to 1,665,392,222.

On January 16, 2013, ArcelorMittal issued mandatorily convertible subordinated notes (“MCNs”) with net proceeds of $2,222 million. The notes have a maturity of three years, were issued at 100% of the principal amount and are mandatorily converted into ordinary shares of ArcelorMittal at maturity unless earlier converted at the option of the holders or ArcelorMittal or upon specified events in accordance with the terms of the MCNs. The notes pay a coupon of 6.00% per annum, payable quarterly in arrears. The initial minimum conversion price of the MCNs was equal to $16.75, corresponding to the placement price of shares in the concurrent ordinary shares offering as described above, and the initial maximum conversion price was set at approximately 125% of the minimum conversion price (corresponding to $20.94), subject to adjustment upon the occurrence of certain events. The Company determined the notes met the definition of a compound financial instrument and as such determined the fair value of the financial liability component of the bond was $384 million on the date of issuance. The value of the equity component of $1,838 million was determined based upon the difference of the cash proceeds received from the issuance of the bond and the fair value of the financial liability component on the date of issuance and is recognized in equity.

On June 26, 2013, in connection with a zero premium cash tender offer to purchase any and all of its 4.625% euro- denominated notes due in November 2014, ArcelorMittal purchased €139.5 million principal amount of notes for a total aggregate purchase price (including accrued interest) of €150.1 million.  Upon settlement for all of the notes accepted pursuant to the offer, which occurred on July 1, 2013, €360.5 million principal amount of 4.625% euro-denominated notes due in November 2014 remained outstanding.

On June 28, 2013, in connection with the early tender portion of a zero premium cash tender offer to purchase any and all of its 6.5% U.S. dollar denominated notes due in April 2014, ArcelorMittal purchased $310.7 million principal amount of notes for a total aggregate purchase price (including accrued interest) of $327.0 million. An additional $0.8 million principal amount of notes for a total aggregate purchase price (including accrued interest) of $0.8 million were accepted on the final settlement date of July 16, 2013. Accordingly, a total of $311.5 million principal amount of notes were accepted for purchase, for a total aggregate purchase price (including accrued interest) of $327.8 million. Upon settlement for all of the notes accepted pursuant to the offer, $188.5 million principal amount remained outstanding.

On July 30, 2013, ArcelorMittal repurchased the full amount outstanding in respect of its €125 million 6.2% Fixed Rate Notes due 2016, while on August 29, 2013, ArcelorMittal repurchased the full amount outstanding in respect of its $120 million 6.38% privately placed Notes due 2015. Total cash spent on the two transactions was approximately $328.1 million (including interest).

True Sale of Receivables (“TSR”) Programs

The Company has established a number of programs for sales without recourse of trade accounts receivable to various financial institutions (referred to as True Sale of Receivables (“TSR”)) for an aggregate amount of $5,624 million as of December 31, 2013. This amount represents the maximum amount of unpaid receivables that may be sold and outstanding at any given time. Of this amount, the Company has utilized $4,424 million and $5,368 million, as of December 31, 2012 and 2013, respectively. Through the TSR programs, certain operating subsidiaries of ArcelorMittal surrender the control, risks and benefits associated with the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the consolidated statements of financial position at the moment of sale. The total amount of receivables sold under TSR programs and derecognized in accordance with IAS 39 for the years ended 2011, 2012 and 2013 was $35.3 billion, $33.9 billion and $35.4 billion, respectively (with amounts of receivables sold converted to U.S. dollars at the monthly average exchange rate). Expenses incurred under the TSR programs (reflecting the discount granted to the acquirers of the accounts receivable) recognized in the consolidated statements of operations for the years ended December 31, 2011, 2012 and 2013 were $152 million, $182 million and $172 million, respectively.

Earnings Distribution

In light of the downturn in global economic conditions that commenced in September 2008, ArcelorMittal’s Board of Directors recommended on February 10, 2009 a reduction of the annual dividend in 2009 to $0.75 per share (with quarterly dividend payments of $0.1875) from $1.50 per share previously. The dividend policy was approved by the annual general meeting of shareholders on May 12, 2009, and was also maintained in 2010, 2011 and 2012.

In view of the continued challenging global economic conditions affecting  the Company’s business in 2013 and its priority to deleverage, ArcelorMittal’s Board of Directors recommended on May 7, 2013 a further reduction of the annual dividend to $0.20 per share from $0.75 per share in 2012. The recommendation was approved by the annual general meeting of shareholders on May 8, 2013, and the dividend was paid in full on July 15, 2013.

On February 7, 2014, ArcelorMittal’s  Board of Directors announced a gross dividend payment of $0.20 per share, subject to the approval of shareholders at the annual general meeting of shareholders to be held on May 8, 2014. The dividend payment calendar is available on www.arcelormittal.com.

ArcelorMittal held 11,792,674 shares in treasury as of December 31, 2013, as compared to 11,807,462 shares as of December 31, 2012.  As of December 31, 2013, the number of shares held by the Company in treasury represented approximately 0.71% of the Company’s total issued share capital.

Pension/OPEB liabilities

The net deficit of the obligation for employee benefits decreased by $2.6 billion from $11.3 billion as of December 31, 2012 to $8.7 billion as of December 31, 2013. The main effects for ArcelorMittal are related to the change in financial assumptions such as the increase of discount rates used to calculate the pension, other post-employment benefits (“OPEB”) and early retirement obligations, combined with the higher returns on plan assets.

Sources and Uses of Cash

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

The following table presents a summary of cash flow of ArcelorMittal:

	Summary of Cash Flow
(in $ millions)	Year ended December 31,
	2012	2013
Net cash provided by operating activities	5,340	4,296
Net cash used in investing activities	(3,730)	(2,877)
Net cash (used in) provided by financing activities	(1,019)	241

Net Cash Provided by Operating Activities

For the year ended December 31, 2013, net cash provided by operating activities decreased to $4.3 billion, as compared with $5.3 billion for the year ended December 31, 2012, mainly because of lower operating working capital release. The net cash provided by operating activities was positively affected by a $0.8 billion decrease in working capital (consisting of inventories plus trade accounts receivable less trade accounts payable), including a $0.6 billion increase in inventories, a $0.1 billion decrease in accounts receivable and a $1.3 billion increase in accounts payable. Increase in inventories is primarily related to higher levels of steel production compared to 2012 and to a lower extent to slightly higher average number of rotation days of inventories (102 days as compared to 99 days). This increase in inventories affected particularly the second half of 2013 as during the first half of 2013, inventories decreased by $0.4 billion mainly as a result of lower levels of steel production and lower raw material prices. Accounts payable increased as a result of higher purchases of raw materials and higher iron ore prices. The decrease in net cash provided by operating activities in 2013 as compared to 2012 was due in particular to operating cash flow deployment in the first quarter for $0.3 billion and in the third quarter for $0.4 billion, themselves driven by a deployment of working capital for $0.5 billion and $0.8 billion, respectively (resulting in turn largely from higher trade receivables and lower payables).

Net Cash Used in Investing Activities

Net cash used in investing activities was $2.9 billion for the year ended December 31, 2013 as compared to $3.7 billion for the year ended December 31, 2012. This significant decrease is mainly related to capital expenditure which amounted to $3.5 billion for the year ended December 31, 2013 as compared to $4.7 billion for the year ended December 31, 2012. Net inflows from other investing activities amounted to $0.6 billion, including $139 million related to proceeds received from the reduction in the Company’s stake in Baffinland and $267 million from the sale of Erdemir shares.

In 2013, capital expenditure of $3.5 billion included $2.4 billion related to maintenance (including health and safety investments) and $1.1 billion dedicated to growth projects mainly in mining.  In 2012, capital expenditure was $4.7 billion, $3.2 billion of which was related to steelmaking facilities (including health and safety investments) and $1.5 billion dedicated to mining projects. In 2014, capital expenditure is expected to increase slightly to approximately $3.8-4.0 billion. The Company continues to focus primarily on core growth capital expenditure in its franchise businesses. While most planned steel investments remain suspended, the Company has selectively restarted some of its capital expenditure projects to support the development of franchise steel businesses, in particular Phase 1 of the expansion project in Monlevade (Brazil) focusing on downstream facilities and restarted in the second quarter of 2013.  The Phase 2 expansion of the Liberian mining operation involving the construction of a concentrator, among other things, is underway and will be capital-intensive until completion expected by end of 2015.

 ArcelorMittal’s major capital expenditures in the year ended December 31, 2013 included the following major projects: completion of capacity expansion in ArcelorMittal Mines Canada, Liberia greenfield mining project; capacity expansion in finished products, rebar and meltshop in Monlevade; construction of a new rolling mill in Acindar; construction of a heavy gauge galvanizing line to optimize galvanizing operations in ArcelorMittal Dofasco, capacity expansion plan and replacement of spirals for enrichment in ArcelorMittal Mines in Canada. See “Item 4.D—Property, Plant and Equipment—Capital Expenditure Projects” for a summary of these and other projects.

Net Cash Used in Financing Activities

Net cash provided by financing activities was $0.2 billion for the year ended December 31, 2013, as compared to net cash used of $1.0 billion in 2012. The cash inflow from financing activities in 2013 was mainly related to an offering of 104 million of the Company’s ordinary shares for a total aggregate amount of $1.75 billion, the issuance of mandatorily convertible subordinated notes with net proceeds of $2.2 billion, and the receipt of cash proceeds of $1.1 billion from the disposal of a 15% interest in ArcelorMittal Mines Canada.  Net cash from financing activities also included debt repayment of $3.3 billion, primarily €1.5 billion for the 8.25% bond due 2013 and $1.2 billion for the 5.375% bond due 2013. In addition, it included $0.8 billion following the completion of a cash tender offer to purchase any and all of the Company’s 6.5% U.S. dollar denominated notes due in April 2014 and the 4.625% euro-denominated notes due in November 2014 as well as to prepay €125 million of 6.2% fixed rates notes maturing in 2016 and $120 million of 6.38% privately placed notes maturing in 2015.

Dividends paid during the year ended December 31, 2013 were $0.4 billion, including $332 million paid to ArcelorMittal shareholders, $57 million paid to holders of subordinated perpetual capital securities and $26 million paid to non-controlling shareholders in subsidiaries. Dividends paid in the year ended December 31, 2012 were $1.2 billion.

Equity

Equity attributable to the equity holders of the parent increased to $49.8 billion at December 31, 2013, as compared to $47.0 billion at December 31, 2012, primarily due to share offering for $1.8 billion, issuance of mandatorily convertible subordinated notes for $1.8 billion, disposal of 15% interest in ArcelorMittal Mines Canada for $0.7 billion and recognized actuarial gains and losses for $2.0 billion. This increase was partly offset by the net loss attributable to the equity holders of the parent of $2.5 billion and dividend payments of $0.4 billion. See Note 19 to ArcelorMittal’s consolidated financial statements for the year ended December 31, 2013.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

The following table presents a summary of cash flow of ArcelorMittal:

	Summary of Cash Flow
(in $ millions)	Year ended December 31,
	2011	2012
Net cash provided by operating activities	1,859	5,340
Net cash used in investing activities	(3,744)	(3,730)
Net cash used in financing activities	(555)	(1,019)

Net Cash Provided by Operating Activities

For the year ended December 31, 2012, net cash provided by operating activities increased to $5.3 billion, as compared with $1.9 billion for the year ended December 31, 2011, mainly because of operating working capital release. The net cash provided by operating activities was positively impacted by a $2.8 billion decrease in working capital (consisting of inventories plus trade accounts receivable less trade accounts payable), driven by a $2.8 billion decrease in  inventories (accounts receivable decreased by $1.2 billion and accounts payable decreased by $1.1 billion, cancelling each other out). As the average number of rotation days of inventories remained stable, inventories decreased mainly as a result of lower levels of steel production compared to 2011 and lower raw material prices as the average benchmark ore price per tonne of $130.0 CFR China and the average benchmark price for hard coking coal FOB Australia were 22% and 35% lower than in 2011, respectively, leading to a lower carrying value of raw materials and finished steel products in inventory. Accounts receivable decreased mainly as a result of lower sales. Accounts payable decreased as a result of lower purchases of raw materials and lower raw material prices. The year-on-year increase in net cash provided by operating activities was due in particular to strong operating cash flow generation in the second quarter for $2.2 billion and in the fourth quarter of $2.9 billion, themselves driven by a release of working capital for $1.4 billion and $2.0 billion, respectively (resulting in turn largely from lower inventories and trade receivables).

Net Cash Used in Investing Activities

Net cash used in investing activities was stable at $3.7 billion for the year ended December 31, 2012 and 2011. Net inflows related to disposals amounted to $1.0 billion, including $674 million from the sale of Skyline Steel, $264 million from the sale of the Company’s stake in Erdemir, $189 million (after adjustment for dividends) corresponding to the first installment from the sale of the Company’s stake in Enovos and a net outflow (the excess of cash on the balance sheet of Paul Wurth over the cash consideration received) of $89 million relating to the disposal of Paul Wurth.

In 2012, capital expenditure totalled $4.7 billion, $3.2 billion of which was related to maintenance in steelmaking facilities (including health and safety investments) and $1.5 billion dedicated to growth projects in mining.  In 2011, capital expenditure was $4.9 billion, $3.5 billion of which was related to steelmaking facilities (including health and safety investments) and $1.4 billion dedicated to mining projects. The Company focused  only on core growth capital expenditure in its mining business given potentially attractive return profiles of projects under construction. Some planned steel investments remain suspended.  The Phase 2 expansion of the Liberian mining operation involves the construction of a concentrator, among other things, and will be capital-intensive over the 2013-2015 period.

 ArcelorMittal’s major capital expenditures in the year ended December 31, 2012 included the following major projects: Andrade capacity expansion plan in Andrade mine in Brazil, Liberia greenfield mining project; capacity expansion plan and replacement of spirals for enrichment in ArcelorMittal Mines in Canada. See “Item 4.D—Property, Plant and Equipment—Capital Expenditure Projects” for a summary of these and other projects.

Net Cash Used in Financing Activities

Net cash used in financing activities was $1.0 billion for the year ended December 31, 2012, as compared to $0.6 billion in 2011. The increase in cash used in financing activities was primarily due to an increase in debt repayments, partly offset by proceeds from issuance of subordinated perpetual capital securities for $642 million and from long-term debt, primarily due to bond issuances.  The Company issued €500 million 4.500% (5.75% after downgrade) Notes due 2018 under its €3 billion wholesale Euro Medium Term Notes Programme as well as three series of U.S. dollar denominated notes, consisting of $500 million 3.750% (4.25% after downgrade) Notes due 2015, $1.4 billion 4.500% (5.00% after downgrade) Notes due 2017 and $1.1 billion 6.250% (6.75% after downgrade) Notes due 2022. The proceeds from these issuances were used to refinance existing indebtedness including a repayment of the Company’s syndicated credit facility. Furthermore, as part of a cash tender offer, the Company accepted for purchase $299 million principal amount of its 5.375% Notes due 2013 for a total aggregate purchase price (including other financial charges and accrued interests) of $314 million; the remaining outstanding principal amount of such Notes is $1.2 billion. Net cash used in financing activities also included outflow for purchases of non-controlling interests.

Dividends paid during the year ended December 31, 2012 were $1.2 billion, including $1,171 million paid to ArcelorMittal shareholders and $20 million paid to non-controlling shareholders in subsidiaries. Dividends paid in the year ended December 31, 2011 were $1.2 billion.

Equity

Equity attributable to the equity holders of the parent decreased to $47.0 billion at December 31, 2012, as compared to $52.7 billion at December 31, 2011, primarily due to the net loss attributable to the equity holders of the parent of $3.3 billion and dividend payments of $1.2 billion. See Note 19 to ArcelorMittal’s consolidated financial statements.

C.    Research and Development, Patents and Licenses

Costs relating to research and development, patents and licenses were not significant as a percentage of sales. Research and development costs expensed (and included in selling, general and administration expenses) in 2011, 2012 and 2013 amounted to $306 million, $285 million and $270 million, respectively.

D.    Trend Information

All of the statements in this “Trend Information” section are subject to and qualified by the information set forth under the “Cautionary Statement Regarding Forward-Looking Statements”. See also “Item 5—Operating and Financial Review and Prospects—Key Factors Affecting Results of Operations”.

Outlook

Operating income plus depreciation and impairment is expected to be approximately $8 billion in 2014 assuming an increase in steel shipments by approximately 3% in 2014 as compared to 2013, an increase in marketable iron ore shipments by approximately 15%, the average iron ore price is in line with the market consensus (approximately $120/tonne for 62% Fe CFR China) and a moderate improvement in steel margins.

Based on the current economic outlook, ArcelorMittal expects global apparent steel consumption (“ASC”) to increase by approximately 3.5-4% in 2014. ArcelorMittal expects the pick-up in European manufacturing activity in the second half of 2013  to continue in 2014 and to support ASC growth of approximately 1.5-2.5% in 2014 (versus a contraction of 0.6% in 2013). In the US, ArcelorMittal expects  continued positive economic momentum, including an uptick in non-residential construction, to  support ASC growth of 3.5-4.5% in 2014 (versus a contraction of 0.5% in 2013). While there remain risks to the global demand picture, ArcelorMittal expects the fundamentals, particularly in the Company’s key markets in the developed world, to be more supportive in 2014 than in 2013.

Net interest expense is expected to be approximately $1.6 billion in 2014, due primarily to lower average debt. Capital expenditure is expected to be approximately $3.8-4.0 billion (of which $2.9 billion is expected to be maintenance), a slight increase in 2014 as compared to 2013, with some of the expected spending from last year rolling into 2014 as well as the continuation of the Phase 2 Liberia project.

The Company has a medium-term objective to reduce its net debt to $15 billion.

E.    Off-Balance Sheet Arrangements

ArcelorMittal has no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations. ArcelorMittal has various purchase commitments and long-term obligations described below under “—F. Tabular Disclosure of Contractual Obligations” and in Note 24 to ArcelorMittal’s consolidated financial statements.

F.    Tabular Disclosure of Contractual Obligations

ArcelorMittal has various purchase commitments for materials, supplies and items of permanent investment incidental to the ordinary course of business. As of December 31, 2013, ArcelorMittal’s management believes that these commitments are not in excess of current market prices and reflect normal business operations.

ArcelorMittal had outstanding, as of December 31, 2013, various long-term obligations that will become due in 2014 and beyond. These various purchase commitments and long-term obligations will have an effect on ArcelorMittal’s future liquidity and capital resources. The table below shows, by major category of commitment and obligations outstanding as of December 31, 2013, ArcelorMittal’s current estimate of their annual maturities (undiscounted except for environmental and asset retirement obligations).

(amounts in $ millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations—scheduled repayments—Note 17 to the ArcelorMittal Consolidated Financial Statements	22,311	4,092	4,907	5,277	8,035
Operating Lease Obligations—Note 24 to the ArcelorMittal Consolidated Financial Statements	2,235	595	642	419	579
Environment Commitments and asset retirement obligation—Note 22 and Note 26 to the ArcelorMittal Consolidated Financial Statements [1]	1,431	111	279	115	926
Purchase Obligations—Note 24 to the ArcelorMittal Consolidated Financial Statements	18,557	5,461	4,232	2,759	6,105
Funding Contribution to the pension and post-employment plans [2]	843	843
Scheduled interest payments	10,477	1,547	2,479	1,590	4,861
Other Long-Term Liabilities	514	-	345	26	143
Acquisition/Investment Commitments—Note 24 to the ArcelorMittal Consolidated Financial Statements	1,060	454	606	-	-
Total	57,428	13,103	13,490	10,186	20,649

_________________

1                     ArcelorMittal may be subject to additional environmental liabilities not included in the table above.

2                     The funding contributions to the pension and post-retirement plans are presented for the following year and to the extent known.

Estimated payments for long-term obligations have been determined by ArcelorMittal based on payment schedules for those long-term obligations where set payments exist. For long-term obligations with no set payment schedules, estimates have been made by ArcelorMittal based on the most likely timing of cash payments based on the facts and circumstances that exist as of December 31, 2013. Also included are liabilities related to environmental matters, which are further discussed in Note 26 to ArcelorMittal’s consolidated financial statements. For further details on commitments, please refer to Note 24 to ArcelorMittal’s consolidated financial statements.

G.    Safe Harbor

All information that is not historical in nature and disclosed under “Item 5—Operating and Financial Review and Prospects” is deemed to be a forward-looking statement. See “Cautionary Statement Regarding Forward-Looking Statements”.